UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Gold Fields Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

  American Depositary Shares, each representing one ordinary share of par value
                                 Rand 0.50 each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38059T106
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                                 (Cusip Number)

                                   Kevin Keogh
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 29, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Page 1 of 9
CUSIP No. 38059T106

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1.   Name of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only): Norimet
     Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [x]
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3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions): AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     United Kingdom

--------------------------------------------- ----------------------------------
Number of          7.   Sole Voting Power: 0 ordinary shares
Shares             -------------------------------------------------------------
Beneficially       8.   Shared Voting Power: 98,467,758 ordinary shares
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power: 0 ordinary shares
Person With        -------------------------------------------------------------
                   10.  Shared Dispositive Power: 98,467,758 ordinary shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758
     ordinary shares   [  ]
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.05%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): CO
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

Page 2 of 9
CUSIP No. 38059T106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only): MMC Norilsk Nickel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [x]
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     BK, WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization: Russian Federation
--------------------------------------------------------------------------------
Numberof           7.   Sole Voting Power: 0 ordinary shares
Shares             -------------------------------------------------------------
Beneficially       8.   Shared Voting Power: 98,467,758 ordinary shares
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power: 0 ordinary shares
Person With        -------------------------------------------------------------
                   10.   Shared Dispositive Power: 98,467,758 ordinary shares
                   -------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.05%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): HC
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Page 3 of 9
CUSIP No. 38059T106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only): Vladimir O. Potanin
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [x]

--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     Russian Federation
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power: 0 ordinary shares
Shares             -------------------------------------------------------------
Beneficially       8.   Shared Voting Power: 98,467,758 ordinary shares**
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power: 0 ordinary shares
Person With        -------------------------------------------------------------
                   10.  Shared Dispositive Power: 98,467,758 ordinary shares**
---------------------------------------- ---------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.05%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
** Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of ss.ss. 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.
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

Page 4 of 9
CUSIP No. 38059T106

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only):
     Mikhail D. Prokhorov
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [x]
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization: Russian Federation
---------------------------------------- ---------------------------------------
Number of          7.   Sole Voting Power: 0 ordinary shares
Shares             -------------------------------------------------------------
Beneficially       8.   Shared Voting Power: 98,467,758 ordinary shares**
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power: 0 ordinary shares
Person With        -------------------------------------------------------------
                   10.  Shared Dispositive Power: 98,467,758 ordinary shares**
---------------------------------------- ---------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.05%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
** Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of ss.ss. 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.
--------------------------------------------------------------------------------

Page 5 of 9
CUSIP No. 38059T106

Item 1.   Security and Issuer

This statement relates to ordinary shares, par value South African Rand 0.50 each (the "Shares"), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the "Company"). The Shares trade on the New York Stock Exchange in the form of American Depositary Shares, each representing the right to one (1) Share.

Item 2.   Identity and Background

Pursuant to Rule 13d-1(k)(1) of the Act, this statement is filed on behalf of the following entities and individuals (such persons being referred to collectively herein as the "Reporting Persons" and each as a "Reporting Person"):

NORIMET LIMITED, a company organized under the laws of England and Wales ("Norimet"), is a direct and indirect wholly owned subsidiary of MMC Norilsk Nickel ("Norilsk Nickel"). Norilsk Nickel owns 91.32% of the common shares of Norimet Ltd. directly and 8.68% through NN Metal Holdings SA, a wholly owned subsidiary of Norilsk Nickel Holding SA, which is a wholly owned subsidiary of MMC Norilsk Nickel. Norimet's principal business is the marketing and distribution of Norilsk Nickel's metals. The address of Norimet's principal business and principal office is Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD. See Exhibit A for information concerning the executive officers and directors of Norimet. During the last five years, neither Norimet nor any of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, neither Norimet nor any such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such a proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

MMC NORILSK NICKEL is an open joint-stock company organized under the laws of the Russian Federation. Norilsk Nickel's principal business is the producing and selling of various base and precious metals. The address of Norilsk Nickel's principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125009, Russia. See Exhibit A for information concerning the executive officers and directors of Norilsk Nickel. During the last five years, neither MMC Norilsk Nickel nor any of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, neither MMC Norilsk Nickel nor any such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such a proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

VLADIMIR O. POTANIN is a citizen of the Russian Federation whose present principal occupation is President of ZAO Interros Holding Company. As of March 31, 2004, Mr. Potanin beneficially owned 27.89% of the stock of Norilsk Nickel. Mr. Potanin's

Page 6 of 9
CUSIP No. 38059T106

principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia. During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

MIKHAIL D. PROKHOROV is a citizen of the Russian Federation whose present principal occupation is Chief Executive Officer of Norilsk Nickel. As of March 31, 2004, Mr. Prokhorov beneficially owned 27.89% of the stock of Norilsk Nickel. Mr. Prokhorov's principal business address is 22, Voznesensky Pereulok, Moscow 125009, Russia. During the last five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Shares were acquired on March 29, 2004 pursuant to a Purchase Agreement (the "Purchase Agreement"), dated March 29, 2004 between Anglo South Africa Capital
(Pty) Ltd. ("Anglo South Africa") and Norimet, a copy of which is attached as Exhibit C hereto and is incorporated by reference herein. The consideration consisted of South African Rand 7,631,251,245, or approximately US$1.16 billion as of the date of execution of the Purchase Agreement. Norimet obtained the funds used to purchase the Shares from Norilsk Nickel pursuant to an intercompany loan from Norilsk Nickel. Norilsk Nickel, in turn, is funding the intercompany loan through a combination of bank financing and its own working capital. Norilsk Nickel has entered into a Loan Facility Agreement (a copy of which is attached as Exhibit E hereto and is incorporated by reference herein) dated as of March 31, 2004, by and among Norilsk Nickel, Citibank, N.A., as mandated lead arranger and original lender ("Citibank") and Citibank International plc, as facility agent (the "Facility Agreement"). The Facility Agreement sets forth the terms pursuant to which Citibank provided a US$800 million credit facility (the "Credit Facility"), the proceeds of which have been used to partially finance the purchase by Norimet of the Shares. The balance of the required funds will be provided to Norimet from the working capital of Norilsk Nickel.

Item 4.   Purpose of Transaction

Norimet purchased the Shares as part of a broad strategy of its ultimate parent company, Norilsk Nickel, to increase its position in the gold-mining industry through acquisitions of interests in and partnerships with major global gold producers.

Page 7 of 9
CUSIP No. 38059T106

Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of Item 4 of
Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and precious metal and stock market conditions, the Reporting Persons may determine to increase or decrease their equity position in the Company by acquiring additional Shares or disposing of some or all of the Shares they may hold.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of the date hereof, Norimet beneficially owns 98,467,758 Shares, or 20.05% of the outstanding Shares as of December 31, 2003, based on the Company's most recent registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Norimet. Each of Norilsk Nickel, Mr. Potanin and Mr. Prokhorov, through their ownership and/or control of Norimet, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares. Accordingly, each of Norilsk Nickel, Mr. Potanin and Mr. Prokhorov may be deemed to be the beneficial owner of such Shares, and thereby the beneficial owner of 98,467,648 Shares, or 20.05% of the outstanding Shares. Mr. Potanin and Mr. Prokhorov each disclaims beneficial ownership of all such Shares pursuant to Rule 13d-4 of the Act.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act.

(c) Pursuant to the Purchase Agreement, Norimet purchased 98,467,758 Shares from Anglo South Africa in a transaction booked on the JSE Securities Exchange, South Africa. The price per Share was Rand 77.5, or approximately US$12.15 as of the date of execution of the Purchase Agreement.

(d) All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this statement.

(e)       Not applicable.

Page 8 of 9
CUSIP No. 38059T106

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

Exhibit A      Officers and Directors of Reporting Persons.*

Exhibit B      Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit C      Purchase Agreement.*

Exhibit D      Power of Attorney.*

Exhibit E      Facility Agreement.*

* Filed herewith

Page 9 of 9
CUSIP No. 38059T106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 2004                         NORIMET LIMITED

                                             By:  /s/ Mikhail Prokhorov
                                             -----------------------------------
                                             Name:  Mikhail Prokhorov
                                             Title: Attorney-in-Fact

                                             MMC NORILSK NICKEL

                                             By: /s/ Mikhail Prokhorov
                                             -----------------------------------
                                             Name:  Mikhail Prokhorov
                                             Title: General Director

                                             VLADIMIR O. POTANIN

                                             By: /s/ Vladimir O. Potanin
                                             -----------------------------------
                                             Name:  Vladimir O. Potanin

                                             MIKHAIL D. PROKHOROV

                                             By: /s/ Mikhail Prokhorov
                                             -----------------------------------
                                             Name:  Mikhail Prokhorov

                                    EXHIBIT A

                OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

EXECUTIVE OFFICERS AND DIRECTORS OF NORIMET LIMITED

Executive Officers of Norimet Limited

      Name            Present Principal Occupation          Citizenship

Peter Holodny        President of Norimet Limited        United States

David Gaddes         Managing Director of Base Metal     United Kingdom
                     Distribution

Denis Lepetyukha     Managing Director of Precious       Russian Federation
                     Metals Distribution


Board of Directors of Norimet Limited

     Name               Present Principal Occupation             Citizenship

Victor Sprogis      Deputy General Director of Norilsk        Russian Federation
                    Nickel; Chairmanof the Board of
                    Directors of Norimet Limited.

Alexander Popov     Chairman of the Management Board of       Russian Federation
                    Rosbank

David Gaddes        See "Executive Officers of Norimet        United Kingdom
                    Limited" above

Dmitry Glotov       Deputy General Director of Norilsk        Russian Federation
                    Nickel

Marina Nefedova     General Director of ZAO "Normetimpex"     Russian Federation

Peter Holodny       See "Executive Officers of Norimet        United States
                    Limited" above

EXECUTIVE OFFICERS AND DIRECTORS OF MMC NORILSK NICKEL

Executive Officers of MMC Norilsk Nickel

      Name                  Present Principal Occupation         Citizenship

Mikhail D. Prokhorov      General Director, Member of the     Russian Federation
                          Board of Directors and Chairman
                          of the Management Board of
                          Norilsk Nickel

Maxim V. Finsky           Deputy Chairman of the Management   Russian Federation
                          Board, Deputy General Director
                          and Head of the Commerce Division
                          of Norilsk Nickel

Johnson T. Khagazheev     First Deputy General Director and   Russian Federation
                          Member of the Management Board of
                          Norilsk Nickel

Igor A. Komarov           Deputy Chairman of the Management   Russian Federation
                          Board, Deputy General Director
                          and Chief Financial Officer of
                          Norilsk Nickel

Yuri A. Kotlyar Deputy    Chairman of the Management Board    Russian Federation
                          of Norilsk Nickel

Jokves I. Rozenberg       Deputy Chairman of the Management   Russian Federation
                          Board of Norilsk Nickel

Leonid B. Rozhetskin      Member of the Board of Directors    United States
                          and Deputy Chairman of the
                          Management Board of Norilsk
                          Nickel

Directors of MMC Norilsk Nickel

        Name             Present Principal Occupation             Citizenship

Andrey E. Bugrov         Deputy Chairman of the Management    Russian Federation
                         Board of ZAO Interros Holding
                         Company

Guy de Selliers          Member of the Board of Directors     Belgium
                         of Solvay S.A. and Wimm-Bill-Dann

Andrey A. Klishas        General Director of ZAO Interros     Russian Federation
                         Holding Company and Chairman of
                         the Board of Norilsk Nickel.

Vladimir S. Lisin        Chairman of the Board of Directors   Russian Federation
                         of OJSC Novolipetskii Metallurgical
                         Combine

Leonid B. Rozhetskin     See "Executive Officers of MMC       United States
                         Norilsk Nickel" above.

Mikhail D. Prokhorov     See "Executive Officers of MMC       Russian Federation
                         Norilsk Nickel" above.

Ronald Freeman           Honorary Co-Chairman of the          United States
                         International Tax and Investment
                         Centre

Heinz Schimmelbusch      Managing Director of the Safeguard   Austria
                         International Fund

Vladimir I. Dolgikh      President of the Management Board    Russian Federation
                         of the Krasnoyarsk Fellow-
                         countrymen association

                                    EXHIBIT B

               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all of the undersigned with respect to the securities of Gold Fields Limited.

Date:  April 6, 2004                         MMC NORILSK NICKEL

                                             By: /s/ Mikhail Prokhorov
                                             -----------------------------------
                                             Name:  Mikhail Prokhorov
                                             Title: General Director

Date:  April 6, 2004                         NORIMET LIMITED

                                             By: /s/ Mikhail Prokhorov
                                             -----------------------------------
                                             Name:  Mikhail Prokhorov
                                             Title: Attorney-in-Fact

Date:  April 6, 2004                         VLADIMIR O. POTANIN

                                             By: /s/ Vladimir O. Potanin
                                             -----------------------------------
                                             Name:  Vladimir O. Potanin

Date:  April 6, 2004                         MIKHAIL D. PROKHOROV

                                             By: /s/ Mikhail Prokhorov
                                             -----------------------------------
                                             Name:  Mikhail Prokhorov

                                   EXHIBIT C

                               PURCHASE AGREEMENT
                                     BETWEEN
                      ANGLO SOUTH AFRICA CAPITAL (PTY) LTD
                                       AND
                                 NORIMET LIMITED

                    PURCHASE AGREEMENT made on March 29, 2004

BETWEEN

(1) ANGLO SOUTH AFRICA CAPITAL (PTY) LTD., a private company organized under the laws of the Republic of South Africa (the "Selling Shareholder");

(2) NORIMET LIMITED, a company organized under the laws of England and Wales (the "Purchaser").

WHEREAS

Subject to the terms and conditions set out in this agreement (the "Agreement"), the Purchaser will purchase an aggregate of 98,467,758 ordinary shares (the "Sale Shares") with a par value of Rand 0.50 each and listed on the JSE Securities Exchange, South Africa in the capital of Gold Fields Limited (the "Company"), a company organized under the laws of the Republic of South Africa.

THE PARTIES HEREBY AGREE as follows:

1.   PURCHASE

1.1 On and subject to the terms of this Agreement, the Selling Shareholder agrees to sell the Sale Shares to the Purchaser, and the Purchaser agrees to purchase and pay for the Sale Shares from the Selling Shareholder at a price of Rand 77.5 per Sale Share, representing an aggregate purchase price of Rand 7,631,251,245 (such aggregate purchase price being the "Purchase Price").

2.   SETTLEMENT

2.1 Unless otherwise agreed by the parties, the sale and purchase of the Sale Shares will be booked on the JSE Securities Exchange, South Africa on the date of this Agreement. Unless otherwise agreed by the parties, settlement shall take place on the date that is the fifth business day after the date of the Agreement (the "Settlement Date"), by debit and credit, respectively, through the facilities of STRATE from the Selling Shareholder's account to an account or accounts designated by the Purchaser, against payment in same-day funds by or on behalf of the Purchaser of the Purchase Price. As used herein, the term "business day" shall mean any day, other than a Saturday or Sunday, on which the New York Stock Exchange and the JSE Securities Exchange, South Africa are open for trading and in which banks are open for foreign exchange business in South Africa, provided that in the event the Purchaser has purchased the necessary Rand to effect the settlement of the transaction contemplated by this Agreement, the settlement shall occur no later than April 5, 2004.

3.   REPRESENTATIONS, WARRANTIES AND AGREEMENTS

3.1 The Selling Shareholder represents and warrants to and agrees with the Purchaser as of the date hereof and up to the Settlement Date that:

(a) the Sale Shares are held in the name of the Selling Shareholder and are legally and beneficially owned by the Selling Shareholder;

(b) upon the delivery of the Sale Shares to the Purchaser on the Settlement Date in accordance with the terms of this Agreement, good and valid title to the Sale Shares, free and clear of all liens, pledges, security interests, charges, other encumbrances, equities or claims will pass to the Purchaser;

(c) the Selling Shareholder has the full power and authority to enter into and perform its obligations under this Agreement and to sell the Sale Shares;

(d) the execution, delivery and performance of this Agreement has been duly authorised by the Selling Shareholder, this Agreement has been duly executed and delivered by the Selling Shareholder and upon due execution of this Agreement by the Purchaser, this Agreement will constitute a legal, valid and binding obligation of the Selling Shareholder, enforceable in accordance with its terms;

(e) all consents, concessions, approvals, filings, registrations, authorisations, and orders, governmental, regulatory, corporate or other, necessary for the execution, delivery and performance by the Selling Shareholder of this Agreement and the consummation of the transactions herein contemplated and for the sale and delivery to the Purchaser of the Sale Shares in the manner set out herein, have been obtained and are in full force and effect; and

(f) the sale and delivery of the Sale Shares and the compliance by it with all of the provisions of this Agreement, as well as the consummation of the transactions herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under any agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets.

3.2 For the avoidance of doubt, the Selling Shareholder makes no representations or warranties of any kind with respect to the Company; notwithstanding the foregoing, as of the date hereof, the Selling Shareholder is not aware of any non-public fact or circumstance in respect of the Company which, if made public, would be likely to have a material adverse effect on the market price of the Sale Shares or the Company.

3.3 The Purchaser represents and warrants to and agrees with the Selling Shareholder that:

(a) the Purchaser has the full power and authority to enter into and perform its obligations under this Agreement and to sell the Sale Shares;

(b) the execution, delivery and performance of this Agreement has been duly authorised by the Purchaser, this Agreement has been duly executed and delivered by the Purchaser and upon due execution of this Agreement by the Selling Shareholder, this Agreement will constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms;

(c) all consents, concessions, approvals, filings, registrations, authorisations and orders, governmental, regulatory, corporate or other, necessary for the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions herein contemplated and for the purchase from the Selling Shareholder of the Sale Shares in the manner set out herein, have been obtained and are in full force and effect;

(d) the sale and delivery of the Sale Shares and the compliance by it with all of the provisions of this Agreement, as well as the consummation of the transactions herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under any agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets;

(e) it understands that (i) the sale of the Sale Shares has not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") or with any State or other jurisdiction of the United States and (ii) the Sale Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")) ("U.S. persons") unless the Sale Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available;

(f) it is acquiring the Sale Shares for its own account and not with a view to any distribution of the Sale Shares;

(g) it is not a U.S. person and is purchasing Sale Shares in an offshore transaction (as defined in Regulation S) and otherwise in accordance with Regulation S;

(h) during the 40 day period after the Settlement Date, it will make all offers and sales of the Sale Shares only in accordance with the provisions of Regulation S (including in compliance with the offering restrictions (as defined in Regulation S)), pursuant to registration of the Sale Shares under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act; it will not deposit the Sale Shares in any unrestricted depositary facility maintained in respect of the Sale Shares until at least 40 days after the Settlement Date, it being understood that the Selling Shareholder is making no representation as to the ability of the Purchaser to deposit the Sale Shares in any unrestricted depositary facility maintained in respect of the Sale Shares at any time thereafter; and it has not entered and will not, until at least 40 days after the Settlement Date, enter into any contractual arrangement with any distributor (as defined in Regulation S) with respect to any distribution of the Sale Shares;

(i) it has sufficient immediately available funds to purchase, in cash, Rand necessary to pay the Purchase Price; and

(j) it shall use its best efforts to open such accounts as may be necessary in time to allow the Purchaser to receive the transfer of the Sale Shares in South Africa as contemplated by this Agreement.

3.4 Each of the parties covenants and agrees with the other party hereto that it shall forthwith notify the other party hereto if, on or prior to the Settlement Date, it comes to its knowledge that any of the representations, warranties, undertakings or agreements contained in this Agreement is not or, in the case of the representations and warranties in Sections 3.1 and 3.3. hereof, has ceased to be true and accurate or is or has become misleading in any respect or that there has been any breach of any such representations, warranties, undertakings or agreements.

4.   EXPENSES

Except as may otherwise be agreed between the parties, each party shall bear its own fees, disbursements, costs and expenses incident to the performance of its obligations hereunder. For the avoidance of doubt, the Purchaser shall bear the costs of any uncertificated securities tax payable in connection with the sale and transfer of the Sale Shares to the Purchaser in the manner contemplated hereunder.

5.   SURVIVAL

The respective representations, warranties and covenants of the Selling Shareholder and the Purchaser, as set forth in this Agreement or made by or on behalf of them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Purchaser or the Selling Shareholder or any termination of this Agreement and shall survive delivery of and payment for the Sale Shares.

6.   NOTICES

Any notice or notification in any form to be given by the Purchaser to the Selling Shareholder shall be sent by facsimile (+27 11 638 2455) and addressed to Anglo South Africa Capital (PTY) Ltd. at 44 Main Street, Johannesburg 2001, South Africa for the attention of the Company Secretary with a copy to be sent by facsimile (+44 20 7698 8755) and addressed to Anglo American plc at 20 Carlton House Terrace, London SW1Y 5AN for the attention of the Company Secretary. Any notice or notification in any form to be given by the Selling Shareholder to the Purchaser shall be sent by facsimile (+7 095 540 7691) and addressed to OAO Mining and Metallurgical Company Norilsk Nickel at 22 Voznesensky pereulok, Moscow 125009, Russia for the attention of Dmitry V. Razumov.

7.   MISCELLANEOUS

7.1 This Agreement constitutes the entire agreement between the parties hereto in connection with the matters contemplated hereby. In particular, each of the parties hereby acknowledges that it is not entering into this Agreement in reliance on any warranties, representations or undertakings howsoever or to or by whomever made except insofar as such are embedded in the warranties, representations and undertakings contained in this Agreement.

7.2 This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Selling Shareholder and the Purchaser (which consent may be granted or withheld in the sole discretion of the Selling Shareholder or the Purchaser), as the case may be.

7.3 This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Selling Shareholder and the Purchaser.

8.   CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

8.1 A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any provision of this Agreement.

9.   GOVERNING LAW AND JURISDICTION

(a) This Agreement is governed by and shall be construed in accordance with English law.

(b) Each of the parties to this Agreement irrevocably agrees, for the benefit of the other party, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that, accordingly, any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings") may be brought in those courts and each party irrevocably submits to the jurisdiction of those courts.

(c) Nothing in this Section 9 shall limit the rights of the parties to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the parties from taking Proceedings in any other jurisdiction, whether concurrently or not.

(d) Each of the parties irrevocably waives any objection which it may at any time have to the laying of venue of any Proceedings in any court specified in this Section 9 and any claim that such Proceedings have been brought in an inconvenient forum.

(e) The Purchaser irrevocably appoints Norimet Limited at its address at Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD and the Selling Shareholder irrevocably appoints Anglo American Services (UK) Ltd. at its address at 20 Carlton House Terrace London SW1Y 5AN England as their respective authorised agent for service of process in any proceedings in England. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

10.  COUNTERPARTS

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be original, but all such counterparts shall together constitute the same instrument.

IN WITNESS WHEREOF this Agreement has been duly executed as of the day and year first before written.

EXECUTED by                                        )/s/:  DD Barber
for and on behalf of ANGLO SOUTH AFRICA            ----------------
                      CAPITAL (PTY) LTD.           )/s/:  DJ Alison
                                                   ----------------
                                                   )

EXECUTED by                                        )/s/: Dmitry Razumov
For and on behalf of    NORIMET LIMITED            --------------------
                                                   )
                                                   )

                                   EXHIBIT D

                         NORIMET LIMITED (the "Company")

                                POWER OF ATTORNEY

This Power of Attorney is made the 25th day of March 2004 by the Company having its principal office at Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD, England.

The Company hereby appoints Mikhail D. Prokhorov of Voznesensky pereulok, 22 Usadba Center, Moscow 125009, Russia, as its true and lawful attorney being authorised and empowered to execute and deliver, on behalf of the Company, any filings with the United States Securities and Exchange Commission as Mikhail D. Prokhorov deems necessary, appropriate or desirable in connection with the purchase and ownership by the Company of common stock of Gold Fields Limited, a a company organized under the laws of the Republic of South Africa, and to take or cause to be taken on behalf of the Company any and all other action as Mikhail D. Prokhorov will determine necessary, appropriate or desirable in connection with such filings.

The undersigned hereby ratifies the execution and delivery of such filings on the Company's behalf by Mikhail D. Prokhorov as of the date hereof.

This Power of Attorney shall expire on December 31, 2004 unless revoked prior to such date. Any person may treat this Power of Attorney as valid until such expiration date, unless and until a revocation signed by the undersigned shall be delivered to such person.

In witness whereof this Deed has been duly executed and delivered the day and year first before written.

EXECUTED AND DELIVERED as a Deed by the Company

Acting by its lawful attorney ......Signature / Peter Holodny/..

Name  .........Peter Holodny...........

Title .........President...............


In the presence of:

Witness signature .........Signature / Dmitry Razumov/ ..

Name              .........Dmitry Razumov..............

Address           ...Voznesensky per. 22, Moscow.......

                                   EXHIBIT E

Execution copy

                               Dated 31 March 2004

                                 US$800,000,000

                               FACILITY AGREEMENT

                                       for

                           OJSC "MMC "NORILSK NICKEL"

                                   arranged by

                                 CITIBANK, N.A.

                                      with

                           CITIBANK INTERNATIONAL PLC

                            acting as Facility Agent



Linklaters CIS

Paveletskaya sq. 2, bld. 2
Moscow 115054

Telephone (7-095) 797 9797
Facsimile (7-095) 797 9798

Ref MIYB

                                    CONTENTS
CLAUSE                                                                      PAGE

SECTION 1   INTERPRETATION................................................... 1

     1      DEFINITIONS AND INTERPRETATION................................... 1

SECTION 2   THE FACILITY.....................................................10

     2      THE FACILITY.....................................................10

     3      PURPOSE..........................................................10

     4      CONDITIONS OF UTILISATION........................................10

SECTION 3   UTILISATION......................................................12

     5      UTILISATION......................................................12

SECTION 4   REPAYMENT, PREPAYMENT AND CANCELLATION...........................13

     6      REPAYMENT........................................................13

     7      PREPAYMENT AND CANCELLATION......................................13

SECTION 5   COSTS OF UTILISATION.............................................16

     8      INTEREST.........................................................16

     9      INTEREST PERIODS.................................................17

     10     CHANGES TO THE CALCULATION OF INTEREST...........................17

     11     FEES.............................................................18

SECTION 6   ADDITIONAL PAYMENT OBLIGATIONS...................................19

     12     TAX GROSS UP AND INDEMNITIES.....................................19

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                                      (i)

     13     INCREASED COSTS..................................................21

     14     OTHER INDEMNITIES................................................22

     15     MITIGATION BY THE LENDERS........................................23

     16     COSTS AND EXPENSES...............................................24

SECTION 7   REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT..............25

     17     REPRESENTATIONS..................................................25

     18     INFORMATION UNDERTAKINGS.........................................29

     19     FINANCIAL COVENANTS..............................................30

     20     GENERAL UNDERTAKINGS.............................................31

     21     EVENTS OF DEFAULT................................................35

SECTION 8   CHANGES TO PARTIES...............................................40

     22     CHANGES TO THE LENDERS...........................................40

     23     CHANGES TO THE BORROWER..........................................42

SECTION 9   THE FINANCE PARTIES..............................................43

     24     ROLE OF THE FACILITY AGENT AND THE MANDATED LEAD ARRANGER........43

     25     CONDUCT OF BUSINESS BY THE FINANCE PARTIES.......................47

     26     SHARING AMONG THE FINANCE PARTIES................................47

SECTION 10  ADMINISTRATION...................................................49

     27     PAYMENT MECHANICS................................................49

     28     SET-OFF..........................................................51

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                                      (ii)

     29     NOTICES..........................................................51

     30     CALCULATIONS AND CERTIFICATES....................................53

     31     PARTIAL INVALIDITY...............................................53

     32     REMEDIES AND WAIVERS.............................................53

     33     AMENDMENTS AND WAIVERS...........................................53

     34     COUNTERPARTS.....................................................54

SECTION 11  GOVERNING LAW AND ENFORCEMENT....................................55

     35     GOVERNING LAW....................................................55

     36     ARBITRATION......................................................55

     37     JURISDICTION.....................................................56

     38     Language.........................................................56

SCHEDULE 1  The Original Lenders.............................................57

SCHEDULE 2  Conditions precedent.............................................58

SCHEDULE 3  Utilisation Request..............................................60

SCHEDULE 4  Mandatory Cost formula...........................................61

SCHEDULE 5  Form of Transfer Certificate.....................................63

SCHEDULE 6  Form of Compliance Certificate...................................65

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A0391803
                                      (iii)

                                        5
THIS AGREEMENT is dated 31 March 2004 and made between:

(1) OJSC "MMC "NORILSK NICKEL", an open joint stock company established and existing under the laws of the Russian Federation, as borrower (the "Borrower");

(2)  CITIBANK, N.A. as mandated lead arranger (the "Mandated Lead Arranger");

(3) THE FINANCIAL INSTITUTIONS listed in Schedule 1 as lenders (the "Original Lenders"); and

(4) CITIBANK INTERNATIONAL PLC as agent of the other Finance Parties (the "Facility Agent").

IT IS AGREED as follows:

                                    SECTION 1
                                 INTERPRETATION

1     DEFINITIONS AND INTERPRETATION

1.1   Definitions

      In this Agreement:

      "Acquisition" means the acquisition by the Guarantor of 98,467,758 ordinary shares in the capital of Gold Fields Limited pursuant to the Acquisition Documents.

      "Acquisition Documents" means the Purchase Agreement dated 29 March, 2004 between the Guarantor and Anglo South Africa Capital (Pty) Ltd. and all other documents related thereto.

      "Additional Cost Rate" has the meaning given to it in Schedule 4 (Mandatory Cost formula).

      "Additional Guarantee" has the meaning given to it in Clause 10 (Additional Guarantor) of the Guarantee.

      "Additional Guarantor" has the meaning given to it in Clause 1.1 (Definitions) of the Guarantee.

      "Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

      "Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

      "Availability Period" means the period from and including the date of this Agreement to and including the date which is 15 days after the date of this Agreement.

      "Borrower Group" means the Borrower, the Guarantor, any Additional Guarantor, Polus and Kola GMK and any Subsidiary of the Borrower that is designated a "Material Subsidiary" in accordance with Clause 20.15 (Borrower Group), but excluding Stillwater.

      "Borrowings" means, as at any time, the aggregate outstanding principal, capital or nominal amount (and any fixed or minimum premium payable on prepayment or redemption) of the Financial Indebtedness of members of the Group.

      "Break Costs" means the amount (if any) by which:

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A0391803

      (a) the interest which (excluding the Margin) a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or Unpaid Sum to the last day of the current Interest Period in respect of the Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

      exceeds:

      (b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the London interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

      "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Moscow and New York City.

      "Cash" means cash at bank and credited to an account in the sole name of a member of the Group.

      "Cash Equivalents" means (i) certificates of deposit held by a member of the Group; (ii) debt securities held by a member of the Group which are not convertible into any other form of security, are not issued or guaranteed by any member of the Group and have a maturity of three months or less; and (iii) equity securities held by a member of the Group that are tradeable on a recognised exchange and do not constitute more than 2 1/2% of the issued share capital of any company; provided that such certificates of deposit, debt securities and equity securities are not subject to any Security.

      "Commitment" means:

      (a) in relation to an Original Lender, the amount in Dollars set opposite its name under the heading "Commitment" in Schedule 1 (The Original Lenders) and the amount of any other Commitment transferred to it under this Agreement; and

      (b) in relation to any other Lender, the amount in Dollars of any Commitment transferred to it under this Agreement,

      to the extent not cancelled, reduced or transferred by it under this Agreement.

      "Commitment Letter" means the letter agreement executed on 29 March 2004 between Citibank, N.A. and the Borrower.

      "Compliance Certificate" means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate).

      "Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Borrower and the Facility Agent.

      "Designated Agreement" has the meaning given to it in Clause 20.18 (Promissory Notes).

      "EBITDA" means, in relation to any Relevant Period, the total consolidated operating profit of the Group for that Relevant Period:

      (a)   before taking into account:

            (i)   Interest Expense;

            (ii)  Tax;

--------------------------------------------------------------------------------
A0391803

            (iii) any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Group; and

            (iv)  extraordinary and exceptional items, and

      (b) after adding back all amounts provided for depreciation and amortisation for that Relevant Period,

      as determined from the financial statements of the Group.

      "Environmental Law" means all applicable laws (including, without limitation), case law, regulations, codes of practice, circulars, guidance notices and the like having the force of law concerning pollution of the environment, or the generation, transportation, storage, treatment or disposal of any radioactive emissions or natural or artificial substance (whether in the form of a solid, liquid, gas or vapour), the generation, transportation, storage, treatment, use or disposal of which gives rise to a material risk of causing harm to man or damage to the environment.

      "Environmental Licence" means any Authorisation required at any time under Environmental Law.

      "Equity" means, as at any particular time, the aggregate of:

      (a) the amount paid up or credited as paid up on the issued share capital of the Borrower (other than any shares which are expressed to be redeemable); and

      (b) the amount standing to the credit of the consolidated reserves of the Group,

      less (but without double counting) any amount included in the above which is attributable to:

      (i)   goodwill or other intangible assets;

      (ii)  amounts set aside for Tax;

      (iii) minority interests;

      (iv) the amount by which the net book value of any asset has been written up after 31 December 2002 (or, in the case of a person becoming a member of the Group after that date, the date on which that person became or becomes a member of the Group) by way of revaluation or on its transfer from one member of the Group to another; and

      (v) any dividend or other distribution declared, recommended or made by any member of the Group,

      as determined from the financial statements of the Group, but ignoring any variation in the credit or debit balance on the Group consolidated profit and loss account since the date of the then latest audited consolidated balance sheet of the Group except to the extent reflected in any later Group consolidated profit and loss statement delivered to the Facility Agent under Clause 18 (Information undertakings).

      "Event of Default" means any event or circumstance specified as such in Clause 21 (Events of Default).

      "Facility" means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

      "Facility Office" means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

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A0391803

      "Fee Letter" means the letter executed on 29 March 2004 between Citibank, N.A. and the Borrower setting out the fees referred to in Clause 11
      (Fees).

      "Final Repayment Date" means the date which is six Months after the date of this Agreement.

      "Finance Document" means this Agreement, the Guarantee, any Additional Guarantee, the Fee Letter, the Commitment Letter, the Designated Agreement and any other document designated as such by the Facility Agent and the Borrower.

      "Finance Party" means the Facility Agent, the Mandated Lead Arranger or a Lender.

      "Financial Indebtedness" means, without double counting, any indebtedness for or in respect of:

      (a)   moneys borrowed;

      (b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

      (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

      (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IAS, be treated as a finance or capital lease;

      (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

      (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

      (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

      (h)   shares which are expressed to be redeemable;

      (i) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

      (j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i) above.

      "Group" means the Borrower and its Subsidiaries for the time being.

      "Guarantee" means the Deed of Guarantee entered into between the Guarantor and the Facility Agent on or about the date hereof in relation to the obligations of the Borrower under the Finance Documents.

      "Guarantor" means Norimet Ltd., a company organised under the laws of England.

      "Holding Company" means, in relation to any person, an entity of which that person is a Subsidiary.

      "IAS" means the principles, standards, conventions and practices from time to time adopted by the International Accounting Standards Committee, London.

      "Interest Expense" means, in relation to any Relevant Period, the aggregate amount of interest and any other finance charges (whether or not paid, payable or capitalised) accrued by the Group in that Relevant Period in respect of Borrowings including:

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A0391803

      (a)   the interest element of leasing and hire purchase payments;

      (b)   commitment fees, commissions, arrangement fees and guarantee fees;
            and

      (c) amounts in the nature of interest accrued in respect of any shares other than equity share capital,

      adjusted (but without double counting) by adding back the net amount accrued (or deducting the net amount receivable) by members of the Group in respect of that Relevant Period under any interest or (so far as they relate to interest) currency hedging arrangements, in each case as determined from the financial statements of the Group.

      "Interest Period" means, in relation to the Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

      "Kola GMK" means JSC "Kola GMK", a joint stock company organised under the laws of the Russian Federation with its registered address at Monchegorsk, Murmansk region, Russian Federation.

      "Lender" means:

      (a)   any Original Lender; and

      (b) any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 22 (Changes to the Lenders),

      which, in each case, has not ceased to be a Party in accordance with the terms of this Agreement.

      "LIBOR" means, in relation to the Loan:

      (a)   the applicable Screen Rate; or

      (b) (if no Screen Rate is available for Dollars for the relevant Interest Period) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of 11:00 a.m. on the Quotation Day for the offering of deposits in Dollars for a period comparable to the relevant Interest Period for the Loan.

      "LMA" means the Loan Market Association.

      "Loan" means the loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

      "Majority Lenders" means:

      (a) if no amount of the Loan is then outstanding, a Lender or Lenders whose Commitments aggregate more than 66 2/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3% of the Total Commitments immediately prior to the reduction); or

      (b) at any other time, a Lender or Lenders whose participations in the Loan then outstanding aggregate more than 66 2/3% of the amount of the Loan then outstanding.

      "Mandatory Cost" means the percentage rate per annum calculated by the Facility Agent in accordance with Schedule 4 (Mandatory Cost formula).

      "Margin" means 1.50 per cent. per annum.

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A0391803

      "Material Adverse Effect" means (i) a material adverse effect on or (ii) material adverse change in (where such change could lead to a material adverse effect on):

      (a) the financial condition, assets, prospects or business of the Borrower or the consolidated financial condition, assets, prospects or business of the Group taken as a whole;

      (b) the ability of any Obligor to perform or comply with its obligations under any Finance Document; or

      (c)   the validity, legality or enforceability of any Finance Document.

      "Material Subsidiary" has the meaning given to it in Clause 20.15 (Borrower Group).

      "Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

      (a) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and

      (b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

      "Obligor" means the Borrower, the Guarantor and any Additional Guarantor.

      "Original Financial Statements" means the unaudited consolidated financial statements of the Group for the financial year ended 31 December 2003.

      "Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

      "Party" means a party to this Agreement.

      "Polus" means Closed joint-stock company "Gold-Mining Company "Polus".

      "Potential Event of Default" means an Event of Default or any event or circumstance specified in Clause 21 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

      "Promissory Notes" means the promissory notes issued by the Borrower to NN Metal Holding S.A. on 15 May 2002 and 27 June 2002 and held on the date hereof by Safiser Investments Limited.

      "Protected Party" means a Finance Party which is required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

      "Qualifying Lender" means a Lender which is situated for tax purposes in the Russian Federation or in a Tax Treaty Jurisdiction.

      "Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the London interbank market, in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the London interbank market (and, if quotations for that currency and period would normally be given by leading banks in the London interbank market on more than one day, the Quotation Day will be the last of those days).

      "RAS" means the accounting principles and practices specified by the laws of the Russian Federation, consistently applied.

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      "Reference Banks" means the principal London offices of Citibank N.A.,
      Barclays Bank PLC and National Westminster Bank Plc or such other banks as may be appointed by the Facility Agent in consultation with the Borrower.

      "Relevant Period" means:

      (a)   each financial year of the Borrower; and

      (b)   each financial quarter of the Borrower.

      "Relevant Tax" means any present or future Taxes of any nature now or hereafter imposed by the laws of (a) the Russian Federation, (b) any other jurisdiction from which, or through which, payment under a Finance Document is made by the Borrower, (c) any political subdivision or government agency of the Russian Federation or of any such other jurisdiction or (d) any federation or association of states of which the Russian Federation or any such other jurisdiction is, at the time of such payment, a member.

      "Repeating Representations" means each of the representations set out in Clauses 17.1 (Status) to 17.7 (Validity and admissibility in evidence) and
      17.11 (No misleading information) to 17.21 (Taxes) (but excluding paragraphs (a) and (b) of Clause 17.12 (Financial statements) and 17.24 (Promissory Notes)); and each representation defined as such in the Guarantee.

      "Roubles" or "RUR" means the lawful currency of the Russian Federation for the time being.

      "Russian Insolvency Law" has the meaning given to it in Clause 17.5 (No bankruptcy proceedings).

      "Screen Rate" means the British Bankers Association Interest Settlement Rate for Dollars for the relevant period displayed on the Reuters Screen LIBOR01. If the agreed page is replaced or service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Majority Lenders.

      "Security" means a mortgage, charge, pledge, lien, assignment (or conditional assignment) or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

      "Statement on Cash and Debt Position" means the statement with respect to Cash, Cash Equivalents and Borrowings prepared by the Borrower.

      "Stillwater" means Stillwater Mining Company, a corporation incorporated under the laws of the State of Delaware, United States of America.

      "Subsidiary" means an entity from time to time of which a person has direct or indirect control or owns directly or indirectly more than 50% of the share capital or similar right of ownership.

      "Super Majority Lenders" means a Lender or Lenders whose Commitments aggregate more than 80% of the Total Commitments.

      "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

      "Tax Credit" means a credit against, relief or remission for, or repayment of, any Tax.

      "Tax Deduction" means a deduction or withholding for or on account of Relevant Tax from a payment under a Finance Document.

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      "Tax Payment" means an increased payment made by the Borrower to a Finance
      Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

      "Tax Treaty Jurisdiction" means a jurisdiction which has a double tax treaty with the Russian Federation (or with the Union of Soviet Socialist Republics to which the Russian Federation has succeeded), the effect of which is to provide that payment of interest to the relevant Lender by the Borrower may be made free and clear of any deduction for or on account of Tax.

      "Total Commitments" means the aggregate of the Commitments, being US$800,000,000 at the date of this Agreement.

      "Transfer Certificate" means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrower.

      "Transfer Date" means, in relation to a transfer, the later of:

      (a)   the proposed Transfer Date specified in the Transfer Certificate;
            and

      (b)   the date on which the Facility Agent executes the Transfer
            Certificate.

      "Unpaid Sum" means any sum due and payable but unpaid by the Borrower under the Finance Documents.

      "US Dollars", "Dollars", "USD" and "$" denote the lawful currency of the United States of America.

      "Utilisation" means the utilisation of the Facility.

      "Utilisation Date" means the date of the Utilisation, being the date on which the Loan is to be made.

      "Utilisation Request" means a notice substantially in the form set out in
      Schedule 3 (Utilisation Request).

      "VAT" means value added tax and any other tax of a similar nature.

1.2   Construction

(a)   Unless a contrary indication appears, any reference in this Agreement to:

      (i) any "Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

      (ii) "assets" includes present and future properties, revenues and rights of every description;

      (iii) a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, supplemented, modified, restated or novated from time to time;

      (iv) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

      (v) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

      (vi) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation (provided that if an Obligor is subject to such rule, official directive, request or guideline,

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            but such rule, official directive, request or guideline does not have the force of law, then such rule, official directive, request or guideline shall only be included in the definition of "regulation" to the extent that it is customary for persons such as the Obligor to comply with such rule, official directive, request or guideline);

      (vii) a provision of law is a reference to that provision as amended or re-enacted; and

     (viii) a time of day is a reference to London time.

(b)   Section, Clause and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A Potential Event of Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.

1.3   Third Party Rights

      A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

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                                    SECTION 2
                                  THE FACILITY

2     THE FACILITY

2.1   The Facility

      Subject to the terms of this Agreement, the Lenders make available to the Borrower a term loan facility in Dollars in an aggregate amount equal to the Total Commitments.

2.2   Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Borrower shall be a separate and independent debt.

(c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3     PURPOSE

3.1   Purpose

      The Borrower shall apply all amounts borrowed by it under the Facility towards the funding of an intercompany loan to the Guarantor to enable the Guarantor to partially finance the Acquisition.

3.2   Monitoring

      No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4     CONDITIONS OF UTILISATION

4.1   Initial conditions precedent

      The Borrower may not deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in
      Schedule 2 (Conditions precedent) in form and substance reasonably satisfactory to the Facility Agent. The Facility Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

4.2   Further conditions precedent

      The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

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      (i)   no Potential Event of Default is continuing or would result from the proposed Loan; and

      (ii)  the Repeating Representations are true in all material respects.

4.3   Single drawdown

      The Borrower may only deliver one Utilisation Request and only one disbursement may be made under the Facility.

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                                    SECTION 3
                                   UTILISATION

5     UTILISATION

5.1   Delivery of a Utilisation Request

      The Borrower may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request at the time agreed between the Facility Agent and the Borrower.

5.2   Completion of a Utilisation Request

(a) A Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

      (i) the proposed Utilisation Date is a Business Day within the Availability Period;

      (ii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

      (iii) it specifies the account and bank to which the proceeds of the Utilisation are to be credited.

(b)   Only one Loan may be requested in the Utilisation Request.

5.3   Currency and amount

(a)   The currency specified in the Utilisation Request must be Dollars.

(b)   The amount of the proposed Loan will be equal to the Total Commitments.

5.4   Lenders' participation

(a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in the Loan available by the Utilisation Date through its Facility Office.

(b) The amount of each Lender's participation in the Loan will be equal to the proportion borne by its Commitment to the Total Commitments immediately prior to making the Loan.

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                                    SECTION 4
                     REPAYMENT, PREPAYMENT AND CANCELLATION

6     REPAYMENT

6.1   Repayment of Loan

(a)   The Borrower shall repay the Loan on the Final Repayment Date.

(b)   The Borrower may not reborrow any part of the Loan which is repaid.

7     PREPAYMENT AND CANCELLATION

7.1   Illegality

      If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loan:

      (a) that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

      (b) upon the Facility Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and

      (c) the Borrower shall repay that Lender's participation in the Loan on the last day of the Interest Period occurring after the Facility Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law).

      The Borrower is not liable to pay any Break Costs that a Lender may incur as a result of a payment by the Borrower under this Clause 7.1.

7.2   Voluntary prepayment of the Loan

(a) The Borrower may, if it gives the Facility Agent not less than three Business Days' (or such shorter period as the Majority Lenders may agree) prior written notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the Loan by a minimum amount of US$10,000,000).

(b)   The Loan may only be prepaid after the last day of the Availability
      Period.

7.3   Mandatory prepayment - Disposal Proceeds

(a)   In this Clause 7.3:

      "Disposal Proceeds" means the cash or cash equivalent proceeds (including, when received, the cash or cash equivalent proceeds of any deferred consideration, whether by way of adjustment to the purchase price or otherwise) received by a member of the Group in connection with the sale, transfer or other disposal by a member of the Group of an asset or assets, where such proceeds exceed in the aggregate US$100,000,000 (or its equivalent in another currency or currencies) after deducting:

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      (i)   fees and transaction costs properly incurred in connection with that sale, transfer or disposal; and

      (ii) Taxes paid or reasonably estimated by the Borrower to be payable (as certified by the Borrower to the Facility Agent) as a result of that sale, transfer or disposal.

(b) The Borrower shall ensure that any Disposal Proceeds are applied towards the repayment of the outstanding Loan on the last day of the then current Interest Period.

(c) Paragraph (a) above does not apply to (i) any sale, transfer or disposal made by (x) a member of the Group to another member of the Group or (y) Stillwater; or (ii) any asset whose book value is less than US$10,000,000.

7.4   Mandatory prepayment - Additional Finance

(a)   In this Clause 7.4:

      "Financing Proceeds" means amounts raised, or moneys borrowed, as the case may be, by any member of the Group under or pursuant to:

      (i)   any loan facility;

      (ii) any sale or issue of convertible debt securities of any member of the Group in any jurisdiction;

      (iii) any note purchase facility or the sale or issue of bonds, notes, debentures, loan stock or similar instrument by any member of the Group in any jurisdiction; or

      (iv) any other transaction (including any forward sale or purchase agreement (but excluding any forward sale agreements entered into by a Subsidiary of the Borrower in the ordinary course of trading)) having the commercial effect of a borrowing, in each case after deducting any fees or transaction costs properly incurred in connection with such transactions.

(b) The Borrower shall ensure that any Financing Proceeds are applied towards the repayment of the outstanding Loan on the last day of the then current Interest Period.

(c) Paragraph (a) above does not apply to (i) any Financing Proceeds in respect of any transaction that do not exceed US$100,000,000; (ii) any Financing Proceeds in respect of a transaction whose maturity is less than 30 days; and (iii) any Financing Proceeds received by Stillwater (unless Stillwater on-lends such Financing Proceeds to another member of the Group).

7.5   Mandatory prepayment - certain Security

      If any Security is created by Polus as provided under Clause 20.4(c)(vi) (Negative pledge), and such Security secures Designated Financial Indebtedness, then within 10 Business Days after the creation of such Security the Borrower shall:

      (a) provide, for the benefit of the Lenders, Security over current or future hard currency receivables generated by the sale of nickel to secure repayment of all amounts due under this Agreement, provided that:

            (i) the present value of such receivables is at least equal to the amounts then due under this Agreement; and

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            (ii)  such Security, the scheduled dates for payment of such receivables, the payor of such receivables and other related matters are satisfactory to the Super Majority Lenders and the Borrower.

            or

      (b)   prepay the Loan and all interest accrued thereon in full.

      In this Clause 7.5, "Designated Financial Indebtedness" means any Financial Indebtedness, provided that: (i) the aggregate principal amount of such Financial Indebtedness exceeds $75,000,000 and (ii) the Borrower has guaranteed such Financial Indebtedness, or is otherwise liable for such Financial Indebtedness, and the aggregate principal amount of the Borrower's liability in respect of such Financial Indebtedness exceeds $75,000,000.

7.6   Right of repayment and cancellation in relation to a single Lender

(a)   If:

      (i) any sum payable to any Lender by the Borrower is required to be increased under paragraph (c) of Clause 12.2 (Tax gross-up); or

      (ii)  any Lender claims indemnification from the Borrower under Clause
            12.3 (Tax indemnity) or Clause 13 (Increased costs),

      the Borrower may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loan.

(b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender's participation in the Loan.

7.7   Restrictions

(a) Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and payment of any Break Costs (except as described in Clause 7.1 (Illegality)), but otherwise without premium or penalty.

(c)   The Borrower may not reborrow any part of the Loan which is prepaid.

(d) The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f) If the Facility Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

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                                    SECTION 5
                              COSTS OF UTILISATION

8     INTEREST

8.1   Calculation of interest

      The rate of interest on the Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

      (a)   Margin;

      (b)   LIBOR; and

      (c)   Mandatory Cost, if any.

8.2   Payment of interest

      The Borrower shall pay accrued interest on the Loan on the last day of each Interest Period.

8.3   Default interest

(a) If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is the sum of 2 per cent. and the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted the Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Facility Agent (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Facility Agent.

(b) If any overdue amount consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period:

      (i) the first Interest Period for that overdue amount shall begin on the date that such amount became overdue and shall have a duration equal to the unexpired portion of the current Interest Period; and

      (ii) the rate of interest applying to the overdue amount during that first Interest Period shall be the sum of 2 per cent. and the rate which would have applied if the overdue amount had not become due.

(c) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4   Notification of rates of interest

      The Facility Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

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9     INTEREST PERIODS

9.1   Selection of Interest Periods

(a) Save as otherwise provided herein, each Interest Period shall have a duration of one Month or any other period agreed between the Borrower and the Facility Agent (acting on the instructions of the Majority Lenders).

(b)   An Interest Period shall not extend beyond the Final Repayment Date.

(c) The Interest Period for the Loan shall start on the Utilisation Date or (if the Loan has already been made) on the last day of its preceding Interest Period.

9.2   Non-Business Days

      If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10    CHANGES TO THE CALCULATION OF INTEREST

10.1  Absence of quotations

      Subject to Clause 10.2 (Market disruption), if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by 11:00 a.m. on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

10.2  Market disruption

(a)   In this Agreement "Market Disruption Event" means:

      (i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none of the Reference Banks supplies a rate to the Facility Agent to determine LIBOR for Dollars for the relevant Interest Period; or

      (ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Facility Agent receives notifications from a Lender or Lenders (whose participations in the Loan exceed 50% of the Loan) that, by reason of circumstances affecting the London interbank market generally, the cost to it or them of obtaining matching deposits in the London interbank market would be in excess of LIBOR.

(b) If a Market Disruption Event occurs in relation to the Loan for any Interest Period, the Borrower and the Facility Agent shall negotiate in good faith (for a period of not more than 15 days) with a view to agreeing an alternative basis for calculating the interest rate to be applicable to the Loan. If within such 15 day period the Borrower and the Facility Agent agree upon an alternative basis (and such alternative basis has been approved by all the Lenders), such alternative basis shall be binding for purposes of this Agreement on the Parties and may be retrospective and take effect from the commencement of the relevant Interest Period.

(c)   If no agreement (or approval of all Lenders) is achieved under paragraph
      (b) above, then the rate of interest on each Lender's share of the Loan for the relevant Interest Period shall be the rate per annum which is the sum of:

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      (i)   the Margin;

      (ii) the rate established by the Facility Agent as the arithmetic weighted average (rounded up to the nearest 1/16 of one per cent.) of the rates certified to the Facility Agent by each Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in the Loan from whatever source it may reasonably select (such certification to include a reasonably detailed explanation of the calculation of such rate) (and if a Lender fails to deliver such a certification to the Facility Agent, the Facility Agent may for these purposes reasonably estimate that Lender's cost of funding its participation); and

      (iii) the Mandatory Cost, if any, applicable to that Lender's participation in the Loan.

      The Facility Agent will distribute to each Lender that Lender's share of any payment of interest that the Facility Agent receives from the Borrower, in accordance with the rate certified to the Facility Agent by that Lender (or estimated by the Facility Agent in relation to that Lender, as the case may be) pursuant to sub-clause (ii) above.

      The Facility Agent, in consultation with the Borrower, shall, not less than weekly, review whether or not the Market Disruption Event still exists with a view to returning to the normal interest provisions of this Agreement.

10.3  Break Costs

(a) The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of its participation in the Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for the Loan or Unpaid Sum.

(b) Each Finance Party shall, as soon as reasonably practicable, provide to the Facility Agent (and the Facility Agent shall promptly provide a copy to the Borrower) a certificate confirming the amount of its Break Costs and setting forth in reasonable detail the basis thereof for any Interest Period in which they accrue.

11    FEES

11.1  Arrangement fee

      The Borrower shall pay to the Mandated Lead Arranger an arrangement fee in the amount and at the times agreed in the Fee Letter.

11.2  Agency fee

      The Borrower shall pay to the Facility Agent an agency fee in the amount and at the times agreed in the Fee Letter.

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                                    SECTION 6
                         ADDITIONAL PAYMENT OBLIGATIONS

12    TAX GROSS UP AND INDEMNITIES

12.1  Determinations

      Unless a contrary indication appears, in this Clause 12 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

12.2  Tax gross-up

(a) The Borrower shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Borrower shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender, it shall notify the Borrower.

(c) Subject to paragraph (d) below, if a Tax Deduction is required by law to be made by the Borrower, the amount of the payment due from the Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) The Borrower is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction if, on the date on which the payment falls due, the Borrower could have made such a payment to that Lender without a Tax Deduction if that Lender was situated for tax purposes in a Tax Treaty Jurisdiction, but on that date that Lender is not, or has ceased to be, situated for tax purposes in a Tax Treaty Jurisdiction (other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or treaty, or any published practice or concession of any relevant taxing authority).

(e) If the Borrower is required to make a Tax Deduction, it shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f) As soon as practical after making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.3  Tax indemnity

(a) The Borrower shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines

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      has been suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)   Paragraph (a) above shall not apply:

      (i)   with respect to any Tax assessed on a Finance Party:

            (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

            (B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

            if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

      (ii)  to the extent a loss, liability or cost:

            (A) is compensated for by an increased payment under Clause 12.2 (Tax gross-up); or

            (B) would have been compensated for by an increased payment under Clause 12.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 12.2 (Tax gross-up) applied.

(c)   A Protected Party making, or intending to make, a claim under paragraph
      (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower.

(d) A Protected Party shall, on receiving a payment from the Borrower under this Clause 12.3, notify the Facility Agent.

12.4  Tax Credit

      If the Borrower makes a Tax Payment and the relevant Finance Party determines that:

      (a)   a Tax Credit is attributable to that Tax Payment; and

      (b)   that Finance Party has obtained, utilised and retained that Tax
            Credit,

      the Finance Party shall pay promptly an amount to the Borrower which that Finance Party determines will leave the Finance Party (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been made by the Borrower. For the avoidance of doubt, notwithstanding this Clause 12.4 each Finance Party may prepare and submit any and all tax filings, notices and returns to its local tax authority in its sole discretion and as it sees fit.

12.5  Stamp taxes

      The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.


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12.6  Value added tax

(a) All consideration expressed to be payable by any Party under a Finance Document to a Finance Party shall be deemed to be exclusive of any VAT. If VAT is chargeable on such consideration, that Party shall pay to that Finance Party (or directly to the appropriate tax authority, if so required by law) (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

(b) Where a Finance Document requires a Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify that Finance Party against all VAT incurred by that Finance Party in respect of the costs or expenses to the extent that Finance Party reasonably determines that it is not entitled to credit or repayment of the VAT.

12.7  Tax forms

(a) Within 30 days from the date of this Agreement, and subsequently on receiving written notice from the Borrower, each Qualifying Lender shall use its reasonable efforts to provide to the Borrower a document (a "Residence Confirmation") issued by the relevant government authority in its jurisdiction of residence confirming that it is a resident of that jurisdiction.

(b) If the Borrower is required to make a Tax Payment as a result of a Qualifying Lender's failure to deliver a Residence Confirmation under paragraph (a) above, the Borrower shall not be liable to make such Tax Payment to such Qualifying Lender to the extent that such Tax Payment would not have been required to be made if such Qualifying Lender had delivered a Residence Confirmation to the Borrower.

(c) At the request of the Borrower (acting reasonably), each Lender shall use its reasonable efforts to provide any other documentation or information to the Borrower that may be reasonably necessary for the Borrower to establish a complete exemption from Russian withholding tax in relation to payments of interest under this Agreement.

13    INCREASED COSTS

13.1  Increased costs

(a) Subject to Clause 13.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)   In this Agreement "Increased Costs" means:

      (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

      (ii)  an additional or increased cost; or

      (iii) a reduction of any amount due and payable under any Finance
            Document,

      which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

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13.2  Increased cost claims

(a) A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrower. A certificate as to the amount of such Increased Costs, setting forth in reasonable detail the basis thereof, shall be promptly provided by the Facility Agent to the Borrower.

(b) Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide to the Facility Agent (and the Facility Agent shall promptly provide a copy to the Borrower of) a detailed certificate confirming the amount of its Increased Costs, setting forth in reasonable detail the basis thereof.

13.3  Exceptions

(a) Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

      (i) attributable to a Tax Deduction required by law to be made by the Borrower;

      (ii) compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied);

      (iii) compensated for by the payment of the Mandatory Cost;

      (iv) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

      (v) attributable to any change in the rate of tax on the overall net income or gains of a Lender.

(b) In this Clause 13.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 1.1 (Definitions).

14    OTHER INDEMNITIES

14.1  Currency indemnity

(a) If any sum due from the Borrower under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

      (i)   making or filing a claim or proof against the Borrower;

      (ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings; or

      (iii) discharging any of the Borrower's obligations under the Finance Documents,

      the Borrower shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and
      (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum. Any person receiving a sum paid in the Second Currency that, using the rate or rates of exchange available to such

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      person at the time of receipt of such sums, results in such person receiving an amount in excess of the sum payable in the First Currency shall pay the amount of such excess to the Borrower.

(b) The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2  Other indemnities

      The Borrower shall, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

      (a)   the occurrence of any Event of Default;

      (b) a failure by the Borrower to pay any amount due under a Finance Document on its due date;

      (c) funding, or making arrangements to fund, its participation in the Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

      (d) its participation in the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

14.3  Indemnity to the Facility Agent

      The Borrower shall promptly indemnify the Facility Agent against any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:

      (a) investigating any event which it reasonably believes is a Potential Event of Default; or

      (b) while any event which it reasonably believes is a Potential Event of Default has occurred and is continuing, acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15    MITIGATION BY THE LENDERS

15.1  Mitigation

(a) Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 10 (Changes to the Calculation of Interest), Clause 12 (Tax gross-up and indemnities) or Clause 13.1 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.

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15.2  Limitation of liability

(a) The Borrower shall indemnify, without double counting, each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b) A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16    COSTS AND EXPENSES

16.1  Transaction expenses

      The Borrower shall promptly on demand pay the Facility Agent and the Mandated Lead Arranger the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation and execution of:

      (a) this Agreement and any other documents referred to in this Agreement (in accordance with the terms of the Fee Letter); and

      (b) any other Finance Documents executed after the date of this Agreement.

16.2  Amendment costs

      If (a) the Borrower requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 27.9 (Change of currency), the Borrower shall, within five Business Days of demand, reimburse the Facility Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Facility Agent in responding to, evaluating, negotiating or complying with that request or requirement.

16.3  Enforcement costs

      The Borrower shall, within three Business Days after demand by the Facility Agent, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

16.4  Payment procedure

      All sums payable to or for the account of a Finance Party under Clauses
      12.5 (Stamp taxes), 12.6 (Value added tax), 13 (Increased Costs), 14 (Other indemnities) or 16 (Costs and expenses) shall be payable by the Borrower following receipt by the Borrower of an invoice from the Facility Agent together with a certificate, signed by the relevant Finance Party, confirming that such invoice is being issued in connection with the Finance Documents. At the request of the relevant Finance Party, the Facility Agent shall promptly prepare and deliver the relevant invoice.

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                                    SECTION 7
               REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

17    REPRESENTATIONS

      The Borrower makes the representations and warranties set out in this Clause 17 to each Finance Party on the date of this Agreement.

17.1  Status

(a) It is an open joint stock company, duly established, registered and validly existing under the laws of the Russian Federation.

(b) The Guarantor is a limited liability company, duly incorporated and validly existing under the laws of England and Wales.

(c) Each Obligor has the power to own its assets and carry on its business substantially as it is being conducted.

17.2  Power and authority

      It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by the Finance Documents to which it is a party.

17.3  Binding obligations

      The obligations expressed to be assumed by it in each Finance Document are legal, valid, binding and enforceable obligations, subject to insolvency and other laws affecting creditors' rights generally and the principles of equity.

17.4  Non-conflict with other obligations

      The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

      (a)   any law or regulation applicable to it;

      (b)   its constitutional documents; or

      (c)   any agreement or instrument binding upon it or any of its assets.

17.5  No bankruptcy proceedings

      No member of the Borrower Group has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened against any member of the Borrower Group for (a) its liquidation or bankruptcy or the appointment of a liquidation commission (likvidatsionnaya komissiya) or a similar officer of a member of the Borrower Group, (b) the institution of supervision (nablyudeniye), financial rehabilitation (finansovoe ozdorovlenie), external management (vneshniy upravlayucshiy) or the appointment of a bankruptcy manager (konkursniy upravlayuschiy) or similar officer of a member of the Borrower Group, (c) the convening of a meeting of any member of the Borrower Group's creditors for the

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      purposes of considering an amicable settlement (as defined in the Federal
      Law of the Russian Federation No. 127-FZ of 26 October 2002 "On Insolvency (Bankruptcy)" (the "Russian Insolvency Law")), or (d) any analogous act in any jurisdiction.

17.6  Governing law and enforcement

(a) The choice of English law as the governing law of the Finance Documents will be recognised and enforced in the Russian Federation.

(b) Any arbitration award obtained in England in relation to a Finance Document will be recognised and enforced in the Russian Federation in accordance with the 1958 New York Convention on Recognition and Enforcement of Foreign Arbitral Awards.

17.7  Validity and admissibility in evidence

      All Authorisations required:

      (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents; and

      (b) to make the Finance Documents admissible in evidence in its jurisdiction of incorporation,

      have been obtained or effected and are in full force and effect.

17.8  Deduction of Tax

      The Borrower is not required under the laws of the Russian Federation to make any deduction for or on account of Tax from any payment it may make under any Finance Document to a Qualifying Lender, provided that such Qualifying Lender has provided to the Borrower a residence certificate issued by the relevant authority in its jurisdiction confirming its residence in a country with a double tax treaty with the Russian Federation.

17.9  No filing or stamp taxes

      Under the laws of the Russian Federation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority (except such filings with the Central Bank of the Russian Federation as shall have been made on or prior to the Utilisation Date) in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, except for court registration fees in connection with any enforcement proceedings in such court.

17.10 No default

(a) No Potential Event of Default or Event of Default is continuing or would reasonably be expected to result from the Utilisation.

(b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on a member of the Borrower Group or to which a member of the Borrower Group's assets are subject which would have a Material Adverse Effect.


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17.11 No misleading information

      Any factual information provided by or on behalf of any member of the Borrower Group was true, complete and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

17.12 Financial statements

(a) Its Original Financial Statements were prepared in good faith and according to the Borrower's internal management accounting principles (the "Management Accounting Principles"), which materially differ from IAS only as follows:

      (i) the Management Accounting Principles do not use joint accounting for metals;

      (ii) the Management Accounting Principles account for fixed assets, accruals for potential contingency losses, inventories, amortisation, investments in equities of other company, FX loss/gain and certain cross-border intercompany financial obligations in accordance with RAS;

      (iii) the Management Accounting Principles do not take into account non-cash charges for impairments and obsolete assets; and

      (iv) the method of consolidation in the Management Accounting Principles is in accordance with RAS.

(b) Its Original Financial Statements fairly and accurately represent its consolidated financial condition and operations in all material respects as at the end of and for the relevant financial year.

(c) Its Statement on Cash and Debt Position fairly and accurately represents Cash, Cash Equivalents and Borrowings as of 31 December 2003.

(d) There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group) since 31 December 2002.

17.13 Pari passu ranking

      Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law and applying to companies generally.

17.14 No proceedings pending or threatened

      No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency (including and arising from or relating to Environmental Law) which is reasonably likely to be adversely determined and, if so adversely determined, would reasonably be expected to have a Material Adverse Effect have been started or (to the best of its knowledge and belief) threatened against the Borrower.

17.15 Environmental laws and licences

      Except as disclosed to the Facility Agent before the date hereof, it and each of its Subsidiaries has:

      (a)   complied with all Environmental Laws to which it may be subject;

      (b) obtained all Environmental Licences required in connection with its business; and

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      (c)   complied with the terms of those Environmental Licences,

      in each case where failure to do so would have a Material Adverse Effect.

17.16 No Undisclosed Liabilities

      No Obligor has any material liability or obligation (actual or contingent, present or future) which has not been disclosed to the Facility Agent.

17.17 No Security

      No Obligor is obliged to create Security over any of its assets as a result of an Obligor having executed a Finance Document or the Borrower borrowing any amount under this Agreement.

17.18 No Immunity

      In any proceedings taken in the Russian Federation, the United Kingdom or any other jurisdiction in relation to the Finance Documents, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

17.19 Private and commercial acts

      The execution by the Borrower of the Finance Documents constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial activities done and performed for private and commercial purposes (rather than public and governmental purposes).

17.20 Compliance with laws

      Each Obligor is conducting its business and operations in compliance with all laws and regulations and all directives of any government agency having legal force applicable or relevant to it, excluding any non-compliance that would not have a Material Adverse Effect.

17.21 Taxes

      Each Obligor has paid all Taxes required to be paid by it within the time period allowed for payment without incurring any penalties for non payment other than any Taxes:

      (i) being contested by it in good faith and in accordance with the relevant procedures;

      (ii) which have been disclosed to the Mandated Lead Arranger and for which adequate reserves are being maintained in accordance with IAS; or

      (iii) for which non-payment would not have a Material Adverse Effect.

17.22 Borrower Group

      On the date hereof, the combined assets, revenues and EBITDA of the Borrower, the Guarantor, Polus and Kola GMK equal or exceed 90% of the consolidated assets, revenues and EBITDA of the Group (excluding Stillwater).

17.23 Financial ratios

(a)   As of 31 December 2003:

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      (i)   the ratio of Borrowings to Equity does not exceed 0.5:1;

      (ii) the ratio of EBITDA to Interest Expense is equal to or greater than 6:1; and

      (iii) the ratio of Borrowings to EBITDA does not exceed 2:1.

(b) The audited annual financial statements of the Borrower for the financial year ending 31 December 2003 prepared in accordance with IAS will be delivered on or before 30 June 2004 and will confirm compliance with each of the ratios set out in paragraph (a) above.

17.24 Repetition

      The Repeating Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of the Utilisation Request and the first day of each Interest Period.

18    INFORMATION UNDERTAKINGS

      The undertakings in this Clause 18 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

18.1  Financial statements

      The Borrower shall supply to the Facility Agent in sufficient copies for all the Lenders (if the Facility Agent so requests):

      (a) as soon as the same become available, but in any event within 130 days after the end of each of its financial years, its consolidated and non consolidated financial statements for that financial year, prepared using RAS and audited by auditors reasonably acceptable to the Facility Agent;

      (b) as soon as the same become available, but in any event within 60 days after the end of each of its financial quarters, its consolidated and non consolidated financial statements for that financial quarter, prepared using RAS; and

      (c) as soon as the same become available, but in any event on or before 30 June 2004, its consolidated financial statements for 2003, prepared using IAS and audited by internationally reputable auditors.

18.2  Requirements as to financial statements

      Each set of financial statements delivered by the Borrower pursuant to Clause 18.1 (Financial statements) shall be certified by an authorised officer of the Borrower as fairly representing its (or, as the case may be, its consolidated) financial condition and operations as at the end of and for the period in relation to which those financial statements were drawn up.

18.3  Information: miscellaneous

      The Borrower shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

      (a) all documents dispatched by the Borrower to its creditors generally at the same time as they are dispatched;

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      (b)   promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which would, if adversely determined, have a Material Adverse Effect;

      (c) 45 days after the end of each calendar quarter, details (in Russian) of any current litigation, arbitration or administrative proceedings against the Borrower, in the form of Federal Financial Markets Service regular reporting; and

      (d) promptly, such further information regarding the financial condition, business and operations of any member of the Borrower Group as any Finance Party (through the Facility Agent) may reasonably request (except for such information that the Borrower is prohibited from disclosing by applicable Russian law or pursuant to a confidentiality agreement).

18.4  Notification of default

      The Borrower shall notify the Facility Agent of any Potential Event of Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

18.5  Books and Records

      The Borrower shall keep proper books of record and account in which full, true and correct entries in conformity with generally accepted accounting principles in the Russian Federation and (in the case of its annual financial statements) IAS and all requirements of Russian law shall be made of all dealings and transactions in relation to the Borrower's activities.

19    FINANCIAL COVENANTS

      The financial undertakings in this Clause 19 shall remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1  Cash and Cash Equivalents

      The Borrower shall procure that (i) the outstanding amount of the Loan less (ii) the aggregate amount of Cash and Cash Equivalents, shall:

      (a)   on 30 April 2004, be equal to or less than US$500,000,000;

      (b)   on 31 May 2004, be equal to or less than US$400,000,000; and

      (c) on 30 June 2004, and on the last day of each month thereafter, be equal to or less than US$300,000,000.

19.2     Financial covenant calculations

(a) On or before the tenth day of each Month, the Borrower shall deliver to the Facility Agent a Compliance Certificate that sets out the aggregate amount of Cash and Cash Equivalents on the last day of the immediately preceding Month.

(b) All amounts under this Clause 19 shall be expressed in Dollars and on a mark-to-market basis (and where an amount is not originally stated in Dollars, the Borrower may refer to the Dollar figures set out in the financial statements of the Borrower, or may convert such amount into Dollars at the rate reasonably selected by it).

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20    GENERAL UNDERTAKINGS

      The undertakings in this Clause 20 shall remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

20.1  Authorisations

      The Borrower shall promptly:

      (a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

      (b)   supply certified copies to the Facility Agent of,

      any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

20.2  Compliance with laws

      The Borrower shall comply in all respects with all laws and regulations to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

20.3  Pari passu

      The Borrower shall, and shall procure that the Guarantor will, procure that its obligations under the Finance Documents rank at least pari passu with all its other unsecured, unsubordinated obligations save where such other obligations are mandatorily preferred by law.

20.4  Negative pledge

(a) The Borrower shall not (and shall ensure that no other member of the Borrower Group will) create or permit to subsist any Security over any of its assets.

(b) The Borrower shall not (and shall ensure that no other member of the Borrower Group will):

      (i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by the Borrower or any other member of the Borrower Group;

      (ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

      (iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

      (iv) enter into any other preferential arrangement having a similar effect to the transactions described in (i) - (iii) above,

      in each case, in circumstances where the arrangement or transaction is entered into primarily as a method of raising or incurring Financial Indebtedness.

(c)   Paragraphs (a) and (b) above do not apply to:

      (i) any Security in existence on the date hereof and notified to the Facility Agent within one week of the date hereof;

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      (ii)  any Security granted over assets relating to the provision of education, health care, housing, municipal transport and other social services in the Russian Federation;

      (iii) any netting or set-off arrangement entered into by any member of the Borrower Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

      (iv) any lien arising by operation of law and in the ordinary course of trading;

      (v) any Security created by a Subsidiary of the Borrower over nickel or other metal products to secure financing of its purchase of such nickel or other metal products in the ordinary course of trading;

      (vi) any Security created by Polus to secure Financial Indebtedness, but subject to Clause 7.5 (Mandatory prepayment - certain Security);

      (vii) any Security created to secure Financial Indebtedness if the proceeds of such Financial Indebtedness will be immediately applied towards the payment of amounts due under this Agreement; and

     (viii) any Security securing indebtedness (except for indebtedness that is secured by Security over current or future receivables generated by the sale of nickel and other metal products) the principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of Security given by any member of the Borrower Group other than any permitted under paragraphs (i) to (vii) above) does not exceed US$300,000,000 (or its equivalent in another currency or currencies).

(d) The Borrower shall not (and it shall ensure that the Guarantor will not) create or permit to subsist any Security over the shares acquired by the Guarantor pursuant to the Acquisition.

20.5  Loans and guarantees

(a) The Borrower shall not (and the Borrower shall ensure that no member of the Group will):

      (i) make any loan, or provide any form of credit or financial accommodation, to any person; or

      (ii) give or issue any guarantee, indemnity, bond or letter of credit to or for the benefit of, or in respect of liabilities or obligations of, any other person or voluntarily assume any liability (whether actual or contingent) of any other person.

(b)   Paragraph (a) above does not apply to:

      (i) loans, guarantees, indemnities, bonds and letters of credit expressly permitted by the Finance Documents or for normal trade credit on arm's length terms and in the ordinary course of day-to-day trading granted by the Borrower or any member of the Group; or

      (ii) loans, guarantees, indemnities, bonds and letters of credit granted by a member of the Group to another member of the Group;

      (iii) loans, guarantees, indemnities, bonds and letters of credit granted to any employee of a member of the Group; and

      (iv) loans, guarantees, indemnities, bonds and letters of credit in an aggregate principal amount not exceeding US$100,000,000.

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20.6  Disposals

(a) The Borrower shall not (and it shall ensure that no other member of the Borrower Group shall) enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any asset.

(b) Paragraph (a) above does not apply to any sale, lease, transfer or other disposal of an asset:

      (i) where such asset is a metal product, and the disposal is made in the ordinary course of trading of the disposing entity;

      (ii) in exchange for other assets comparable or superior as to type, value and quality;

      (iii) made by way of a dividend permitted under Clause 20.9 (Dividends);

      (iv) where such assets relate to the provision of education, health care, housing, municipal transport and other social services and are transferred to local or federal authorities of the Russian Federation; or

      (v) where the book value of such asset (when aggregated with the book value of each other asset disposed of under this sub-clause (v) from the date of this Agreement until all amounts under the Finance Documents have been paid in full) does not exceed 15% of the book value of the consolidated assets of the Group (as calculated by reference to the most recent IAS financial statements of the Borrower).

(c) The Borrower shall ensure that the Guarantor will not sell, lease, transfer or otherwise dispose of the shares acquired by it pursuant to the Acquisition, except as expressly provided in the Guarantee.

20.7  Merger, acquisitions etc

(a) The Borrower shall not (and shall ensure that the Guarantor will not) enter into any amalgamation, demerger, consolidation, merger or corporate reconstruction (including, without limitation, any merger (sliyaniye obschestva), company accession (prisoedinyeniye obschestva), company division (razdelyeniye obschestva), company separation (vydelyeniye obschestva), company transformation (preobrazovaniye obschestva), company liquidation (likvidatsiya obschestva) or any other company reorganisation (reorganizatsiya obschestva)) (as these terms are construed by applicable Russian law) or otherwise, or any analogous transaction in any jurisdiction, where the same could, in the reasonable opinion of the Facility Agent, have a Material Adverse Effect.

(b) Other than the Acquisition, the Borrower shall not (and shall ensure that no other member of the Group will) acquire (whether by subscription, acquisition or otherwise) (i) any shares or similar right of ownership in any company or (ii) any asset or any interest in any asset, in each case where such acquisition would, in the reasonable opinion of the Facility Agent, cause a material deterioration in the creditworthiness of the Borrower or the Group.

20.8  Charter

      The Borrower shall not amend its charter in any way which would be reasonably likely to contravene or result in the contravention of any provision of a Finance Document.

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20.9  Dividends

      The Borrower shall not pay, make or declare any dividend or other distribution in an amount exceeding its consolidated net profit (calculated in accordance with IAS) for the financial year with respect to which the dividend or other distribution is proposed to be made.

20.10 Change of business

      The Borrower shall procure that no substantial change is made to the general nature of its business, or of the business of the Borrower Group taken as a whole, from that carried on at the date of this Agreement.

20.11 Maintenance of status

      The Borrower shall:

      (a) do all such things as are necessary to maintain the corporate existence of each Obligor; and

      (b) ensure that each Obligor has the right and is duly qualified to conduct its business as it is conducted in all applicable jurisdictions.

20.12 Prompt payment of Taxes

      The Borrower shall duly pay all taxes payable by it, other than those taxes which are being contested in good faith by it or which would not, if unpaid, have a Material Adverse Effect.

20.13 Environmental undertakings

(a)   The Borrower shall:

      (i)   comply with all Environmental Laws to which it may be subject;

      (ii) obtain all Environmental Licences required in connection with its business; and

      (iii) comply with the terms of all those Environmental Licences,

      in each case where failure to do so would have a Material Adverse Effect.

(b) The Borrower shall promptly notify the Facility Agent of any claim, notice or other communication received by it in respect of any actual or alleged breach of or liability under Environmental Law which, if substantiated, would have a Material Adverse Effect.

20.14 Insurance

      The Borrower shall maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks, and to the extent, usually insured against by prudent companies located in the same or a similar location and carrying on a similar business.

20.15 Borrower Group

      If, at any time, the assets, revenues or EBITDA (as the case may be) of any Subsidiary of the Borrower exceeds 5% of the consolidated assets, revenues or EBITDA (as the case may be) of the Group calculated in accordance with the latest financial statements of such Subsidiary, then

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      the Borrower shall notify the Facility Agent of such Subsidiary, and such
      Subsidiary shall, at the request of the Facility Agent (acting on the instructions of the Super Majority Lenders), be a "Material Subsidiary" for the purposes of this Agreement.

20.16 Change of ownership

      The Borrower shall ensure that none of the share capital of any other member of the Borrower Group is transferred from the existing owner or owners thereof, if such transfer, in the sole discretion of the Facility Agent, would have a Material Adverse Effect.

20.17 Ownership of assets

      The Borrower shall (and shall procure that the Guarantor will) have and maintain good and marketable title to or valid leases of all assets necessary to substantially conduct its business as then being conducted by it.

20.18 Promissory Notes

      Within 5 Business Days after the date of this Agreement, the Borrower shall, and shall ensure that Safiser Investments Limited will, enter into an agreement (the "Designated Agreement") with the Facility Agent pursuant to which:

      (a) Safiser Investments Limited agrees not to assign, transfer, or grant any Security in relation to, any of the Promissory Notes to or for the benefit of any person;

      (b) Safiser Investments Limited agrees not to enforce its rights under the Promissory Notes;

      (c) Safiser Investments Limited agrees to subordinate its rights under the Promissory Notes to the rights of the Finances Parties under this Agreement,

      in each case until all amounts outstanding under this Agreement have been irrevocably paid in full.

21    EVENTS OF DEFAULT

      Each of the events or circumstances set out in this Clause 21 is an Event of Default.

21.1  Non-payment

      The Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable (unless such failure to pay is caused solely by technical difficulties with the banking system in relation to the electronic transmission of funds, and such payment is made within three Business Days of the due date thereof).

21.2  Financial covenants

      Any requirement of Clause 19 (Financial covenants) is not satisfied.

21.3  Other obligations

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 21.1 (Non-payment) and Clause 21.2 (Financial covenants)).

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(b)   No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of (i) the Facility Agent giving notice to the Borrower or (ii) the relevant Obligor becoming aware of the failure to comply, whichever date is earlier.

21.4  Misrepresentation

      Any representation or statement made or deemed to be made by either Obligor in the Finance Documents or any other document delivered by or on behalf of either Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made, and (except in relation to the representation in Clause 17.23 (Financial ratios)) such representation or statement shall not have been rendered correct and not misleading within 15 Business Days of the Facility Agent giving notice to the Borrower or the Borrower becoming aware of the same.

21.5  Cross default

(a) Any Financial Indebtedness in excess of $20,000,000 (or its equivalent in any other currency or currencies) of any Obligor or Kola GMK is not paid when due nor within any originally applicable remedy period.

(b) Any Financial Indebtedness in excess of $20,000,000 (or its equivalent in any other currency or currencies) of any Obligor or Kola GMK is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default.

(c) Any commitment for any Financial Indebtedness in excess of $20,000,000 (or its equivalent in any other currency or currencies) of any Obligor or Kola GMK is cancelled or suspended by a creditor of that Obligor or Kola GMK as a result of an event of default.

(d) Any creditor of any Obligor or Kola GMK becomes entitled to declare any Financial Indebtedness in excess of $20,000,000 (or its equivalent in any other currency or currencies) of that Obligor or Kola GMK due and payable prior to its specified maturity as a result of an event of default.

(e) Any of the events described in paragraphs (a) to (d) above occurs in relation to any Financial Indebtedness of any amount (including, for the avoidance of doubt, any amount that is less than $20,000,000 (or its equivalent in any other currency or currencies)), and the aggregate of all such Financial Indebtedness is in excess of $50,000,000 (or its equivalent in any other currency or currencies).

21.6  Insolvency

      Any Obligor or Kola GMK is unable or admits its inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness (where such indebtedness is in excess of $20,000,000 (or its equivalent in another currency or currencies)).

21.7  Insolvency proceedings

(a) Any corporate action is taken by any Obligor or Kola GMK, or any legal proceeding is commenced, in relation to the bankruptcy, winding-up, insolvency, dissolution, administration, reorganisation or liquidation of any Obligor or Kola GMK , including, but not limited to, institution of supervision (nablyudenie), financial rehabilitation (finansovoe ozdorovlenie), external management

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      (vneshneye upravlenie) or bankruptcy management (konkursnoye upravlenie)
      (and such legal proceeding continues for at least 21 days);

(b) any corporate action is taken by any Obligor or Kola GMK, or any legal proceeding is commenced, in relation to the suspension of payments or a moratorium of any indebtedness of any Obligor or Kola GMK (and such legal proceeding continues for at least 21 days);

(c) the presentation or filing of a petition (or similar document) in respect of any Obligor or Kola GMK in any court, state arbitration court (arbitrazhnyi sud) or before any other authority in respect of the bankruptcy, winding-up, insolvency, dissolution, administration or liquidation of any Obligor or Kola GMK (unless such petition is discharged within 21 days);

(d) the appointment of a liquidator (likvidator) or a liquidation commission (likvidatsionnaya komissiya), temporary manager (vremenniy upravlaushiy), administrative manager (administrativniy upravlaushiy), external manager (vneshniy upravlaushiy), bankruptcy manager (konkursniy upravlaushiy), receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Obligor or Kola GMK or any of its assets (and such appointment continues for at least 21 days);

(e) the convening or announcement of an intention to convene a meeting of creditors of any Obligor or Kola GMK for the purposes of considering an amicable settlement (as defined in the Russian Insolvency Law); or

(f) the enforcement of any Security over any asset or assets of any Obligor or Kola GMK with a value in excess of $20,000,000 (or its equivalent) (unless such enforcement is stayed within 21 days),

      or any analogous procedure or step is taken in any jurisdiction.

21.8  Creditors' process

      Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of any Obligor or Kola GMK with a value in excess of $20,000,000 (or its equivalent), and the same continues for at least 21 days.

21.9  Unlawfulness

      It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

21.10 Repudiation

      An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

21.11 Final Judgment

      Any Obligor or Kola GMK fails to comply with or pay any sum due from it which is greater than or equal to $20,000,000 or the equivalent thereof under any final civil judgment or any civil final order on a claim not covered by insurance made or given by any court of competent jurisdiction and such failure, if capable of remedy, is not remedied within 15 Business Days after the Facility Agent (acting on the instructions of the Majority Lenders) has given notice thereof to the Borrower.

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21.12 Litigation

      Any litigation, arbitration or administrative proceeding is current or pending against any Obligor or Kola GMK (unless such matter is contested in good faith and discharged or stayed within 21 days or, in the reasonable opinion of the Facility Agent, is frivolous or vexatious) which, in the reasonable opinion of the Facility Agent, has or would be reasonably likely to have a Material Adverse Effect (provided that the initiation of legal or arbitral proceedings pursuant to the relevant provisions of any Finance Document shall not, in and of itself, give rise to an Event of Default under this Clause 21.12).

21.13 Cessation of Business

      A substantial change is made to the general nature of the business of the Borrower Group taken as a whole from that carried on at the date of this Agreement, and such change has or would have a Material Adverse Effect.

21.14 Russian Federation

(a)   By or under the authority of any government:

      (i) the management of any member of the Borrower Group is wholly or partially displaced or the authority of any member of the Borrower Group in the conduct of its business is wholly or partially curtailed;

      (ii) any of the material revenues or assets of any member of the Borrower Group is seized, nationalised, expropriated or compulsorily acquired; or

      (iii) any member of the Borrower Group is otherwise deprived of, or prevented from exercising, ownership or control of its material business, assets or rights,

      where, in any such case, in the reasonable opinion of the Facility Agent, the same has or would be reasonably likely to have a Material Adverse Effect.

(b) Any foreign exchange law is enacted or introduced in the Russian Federation which, in the reasonable opinion of the Facility Agent, has or would be reasonably likely to have a Material Adverse Effect.

(c) A moratorium is called on the payment of interest or repayment of principal on international debts of Russian borrowers generally or a class thereof to which the Borrower belongs and, in the reasonable opinion of the Facility Agent, this has or would be reasonably likely to have a Material Adverse Effect.

(d) A deterioration occurs in the political or economic situation in the Russian Federation or an act of war or hostilities, invasion, armed conflict or act of foreign enemy, revolution, insurrection, insurgency or threat thereof occurs in or involving the Russian Federation which (in any case), in the reasonable opinion of the Facility Agent, has or would be reasonably likely to have a Material Adverse Effect.

21.15 Change of ownership

(a) Any of the share capital of any member of the Borrower Group (except the Borrower) is transferred from the existing owner or owners thereof, and, in the sole discretion of the Facility Agent, such transfer has or would have a Material Adverse Effect.

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(b)   More than 25% plus 1 of the share capital of the Borrower is transferred from the existing legal or beneficial owner or owners thereof and, in the reasonable opinion of the Facility Agent, such transfer has or would have a Material Adverse Effect.

21.16 Designated Agreement

      Safiser Investments Limited does not comply with any of its obligations under the Designated Agreement.

21.17 Material adverse change

      Any event or circumstance occurs which the Majority Lenders determine (acting reasonably) is likely to have a Material Adverse Effect.

21.18 Acceleration

      On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

      (a) cancel the Total Commitments whereupon they shall immediately be cancelled;

      (b) declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

      (c) declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders.

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                                    SECTION 8
                               CHANGES TO PARTIES

22    CHANGES TO THE LENDERS

22.1  Assignments and transfers by the Lenders

      Subject to this Clause 22, a Lender (the "Existing Lender") may, at any time:

      (a)   assign any of its rights; or

      (b)   transfer by novation any of its rights and obligations,

      to another person (the "New Lender"). Unless an Event of Default has occurred and is continuing, the Existing Lender shall give the Borrower at least three Business Days' notice prior to any such assignment or transfer.

22.2  Conditions of assignment or transfer

(a) An assignment will only be effective on receipt by the Facility Agent of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender.

(b) A transfer will only be effective if the procedure set out in Clause 22.5 (Procedure for transfer) is complied with.

(c)   If:

      (i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

      (ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax gross-up and indemnities) or Clause 13.1 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

22.3  Assignment or transfer fee

      The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of $1,000.

22.4  Limitation of responsibility of Existing Lenders

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

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      (i)   the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

      (ii)  the financial condition of any Obligor;

      (iii) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

      (iv) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

      and any representations or warranties implied by law are excluded.

(b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

      (i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of any Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

      (ii) will continue to make its own independent appraisal of the creditworthiness of any Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)   Nothing in any Finance Document obliges an Existing Lender to:

      (i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 22; or

      (ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by the Borrower of its obligations under the Finance Documents or otherwise.

22.5  Procedure for transfer

(a) Subject to the conditions set out in Clause 22.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (b) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)   On the Transfer Date:

      (i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents the Borrower and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the "Discharged Rights and Obligations");

      (ii) the Borrower and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrower and the New Lender have assumed and/or acquired the same in place of the Borrower and the Existing Lender;

      (iii) the Facility Agent, the Mandated Lead Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the

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            rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Mandated Lead Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

      (iv)  the New Lender shall become a Party as a "Lender".

22.6  Disclosure of information

      Any Lender may disclose to any of its Affiliates and any other person:

      (a) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

      (b) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; or

      (c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

      any information about the Borrower, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs (a) and (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking. This Clause supersedes any previous agreement relating to the confidentiality of this information.

23    CHANGES TO THE BORROWER

      The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

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                                    SECTION 9
                               THE FINANCE PARTIES

24       ROLE OF THE FACILITY AGENT AND THE MANDATED LEAD ARRANGER

24.1  Appointment of the Facility Agent

(a) Each other Finance Party appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b) Each other Finance Party authorises the Facility Agent to exercise the rights, powers, authorities and discretions specifically given to it under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

24.2  Duties of the Facility Agent

(a) The Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(b) Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) If the Facility Agent receives notice from a Party referring to this Agreement, describing a Potential Event of Default and stating that the circumstance described is a Potential Event of Default, it shall promptly notify the Finance Parties.

(d) If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent or the Mandated Lead Arranger) under this Agreement it shall promptly notify the other Finance Parties.

(e) The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

24.3  Role of the Mandated Lead Arranger

      Except as specifically provided in the Finance Documents, the Mandated Lead Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

24.4  No fiduciary duties

(a) Nothing in this Agreement constitutes the Facility Agent or the Mandated Lead Arranger as a trustee or fiduciary of any other person.

(b) Neither the Facility Agent nor the Mandated Lead Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

24.5  Business with the Group

      The Facility Agent and the Mandated Lead Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

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24.6  Rights and discretions of the Facility Agent

(a)   The Facility Agent may rely on:

      (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

      (ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Facility Agent may assume, unless it has received notice to the contrary in its capacity as agent for the Lenders, that:

      (i) no Potential Event of Default has occurred (unless it has actual knowledge of a Potential Event of Default arising under Clause 21.1 (Non-payment)); and

      (ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

(c) The Facility Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d) The Facility Agent may act in relation to the Finance Documents through its personnel and agents.

(e) The Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f) Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Mandated Lead Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

24.7  Majority Lenders' instructions

(a) Unless a contrary indication appears in a Finance Document, the Facility Agent shall (i) exercise any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by the Majority Lenders (or, if appropriate, the Super Majority Lenders) (or, if so instructed by the Majority Lenders (or, if appropriate, the Super Majority Lenders), refrain from exercising any right, power, authority or discretion vested in it as Facility Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders (or, if appropriate, the Super Majority Lenders).

(b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders (or, if appropriate, the Super Majority Lenders) will be binding on all the Finance Parties.

(c) The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Super Majority Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d) In the absence of instructions from the Majority Lenders (or, if appropriate, the Super Majority Lenders), the Facility Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

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(e)   The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

24.8  Responsibility for documentation

      Neither the Facility Agent nor the Mandated Lead Arranger:

      (a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, the Mandated Lead Arranger, the Borrower or any other person given in or in connection with any Finance Document or the information memorandum; or

      (b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

24.9  Exclusion of liability

(a) Without limiting paragraph (b) below, the Facility Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b) No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this Clause.

(c) The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

24.10 Lenders' indemnity to the Facility Agent

      Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by the Borrower pursuant to a Finance Document).

24.11 Resignation of the Facility Agent

(a) The Facility Agent may resign and appoint one of its Affiliates acting through an office in London as successor by giving notice to the other Finance Parties and the Borrower.

(b) Alternatively the Facility Agent may resign by giving notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Facility Agent.

(c) If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Facility Agent (after

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      consultation with the Borrower) may appoint a successor Facility Agent
      (acting through an office in London).

(d) The retiring Facility Agent shall, at its own cost, make available to its successor such documents and records and provide such assistance as its successor may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.

(e) The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 24. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g) After consultation with the Borrower, the Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph
      (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above.

24.12 Confidentiality

(a) In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

24.13 Relationship with the Lenders

(a) The Facility Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b) Each Lender shall supply the Facility Agent with any information required by the Facility Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost formula).

24.14 Credit appraisal by the Lenders

      Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility Agent and the Mandated Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

      (a) the financial condition, status and nature of each member of the Group;

      (b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

      (c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement,

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            arrangement or document entered into, made or executed in
            anticipation of, under or in connection with any Finance Document;
            and

      (d) the adequacy, accuracy and/or completeness of the information memorandum and any other information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

24.15 Deduction from amounts payable by the Facility Agent

      If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

25    CONDUCT OF BUSINESS BY THE FINANCE PARTIES

      No provision of this Agreement will:

      (a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

      (b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

      (c) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

26    SHARING AMONG THE FINANCE PARTIES

26.1  Payments to Finance Parties

      If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from the Borrower other than in accordance with Clause 27 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

(a) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Facility Agent;

(b) the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 27 (Payment mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c) the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 27.5 (Partial payments).

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26.2  Redistribution of payments

      The Facility Agent shall treat the Sharing Payment as if it had been paid by the Borrower and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 27.5 (Partial payments).

26.3  Recovering Finance Party's rights

(a) On a distribution by the Facility Agent under Clause 26.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b) If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the Borrower shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable. For the avoidance of doubt, this paragraph
      (b) shall not increase the amount of the Borrowers' payment obligations under the Finance Documents.

26.4  Reversal of redistribution

      If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

      (a) each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 26.2 (Redistribution of payments) shall, upon request of the Facility Agent, pay to the Facility Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

      (b) that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the Borrower will be liable to the reimbursing Finance Party for the amount so reimbursed.

26.5  Exceptions

(a) This Clause 26 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the Borrower.

(b) A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

      (i) it notified that other Finance Party of the legal or arbitration proceedings; and

      (ii) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

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                                   SECTION 10
                                 ADMINISTRATION

27    PAYMENT MECHANICS

27.1  Payments to the Facility Agent

(a) On each date on which the Borrower or a Lender is required to make a payment under a Finance Document, the Borrower or Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Facility Agent specifies.

27.2  Distributions by the Facility Agent

      Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 27.3 (Distributions to the Borrower) and Clause 27.4 (Clawback), be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency.

27.3  Distributions to the Borrower

      The Facility Agent may (with the Borrower's consent or in accordance with Clause 28 (Set-off)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

27.4  Clawback

(a) Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

27.5  Partial payments

(a) If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Facility Agent shall apply that

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      payment towards the obligations of the Borrower under the Finance
      Documents in the following order:

      (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facility Agent or the Mandated Lead Arranger under the Finance Documents;

      (ii) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

      (iii) thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

      (iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by the Borrower.

27.6  No set-off by the Borrower

      All payments to be made by the Borrower under the Finance Documents shall be calculated and made without (and free and clear of any deduction for) set-off or counterclaim.

27.7  Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

27.8  Currency of account

(a) Subject to paragraphs (b) to (e) below, Dollars is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b) A repayment of the Loan or Unpaid Sum or a part of the Loan or Unpaid Sum shall be made in the currency in which the Loan or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than Dollars shall be paid in that other currency.

27.9  Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

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      (i)   any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Borrower); and

      (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the London interbank market and otherwise to reflect the change in currency.

28    SET-OFF

      A Finance Party may, after delivery of a notice to the Borrower, and to the extent permitted under Russian law, set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

29    NOTICES

29.1  Communications in writing

      Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

29.2  Addresses

      The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

      (a)   in the case of the Borrower, that identified with its name below;

      (b) in the case of each Lender, that notified in writing to the Facility Agent on or prior to the date on which it becomes a Party; and

      (c) in the case of the Facility Agent, that identified with its name below,

      or any substitute address, fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

      29.3  Delivery

      (a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

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      (i)   if by way of fax, when received in legible form; or

      (ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

      and, if a particular department or officer is specified as part of its address details provided under Clause 29.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Facility Agent will be effective only if it is expressly marked for the attention of the department or officer identified with its signature below (or any substitute department or officer as it shall specify for this purpose).

(c)   All notices from or to the Borrower shall be sent through the Facility
      Agent.

29.4  Notification of address and fax number

      Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 29.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

29.5  Electronic communication

(a) Any communication to be made between the Facility Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Facility Agent and the relevant Lender:

      (i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

      (ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

      (iii) notify each other of any change to their address or any other such information supplied by them.

(b) Any electronic communication made between the Facility Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.

29.6  English language

(a) Any notice given under or in connection with any Finance Document must be in English (except where Russian law requires that such notice is in Russian, in which case such notice shall be in Russian and accompanied by a certified English translation).

(b) All other documents provided under or in connection with any Finance Document must be:

      (i)   in English or Russian; or

      (ii) if not in English, and if so required by a Lender acting through the Facility Agent, accompanied by a certified (but not, for the avoidance of doubt, notarised) English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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30    CALCULATIONS AND CERTIFICATES

30.1  Accounts

      In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

30.2  Certificates and Determinations

      Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

30.3  Day count convention

      Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the London interbank market differs, in accordance with that market practice.

31    PARTIAL INVALIDITY

      If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

32    REMEDIES AND WAIVERS

      No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

33    AMENDMENTS AND WAIVERS

33.1  Required consents

(a) Subject to Clause 33.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Parties.

(b) The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

33.2  Exceptions

(a) An amendment or waiver that has the effect of changing or which relates to:

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      (i)   the definition of "Majority Lenders" or "Super Majority Lenders" in
            Clause 1.1 (Definitions);

      (ii) an extension to the date of payment of any amount under the Finance Documents;

      (iii) a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

      (iv)  an increase in or an extension of any Commitment;

      (v)   any change to Clause 23 (Changes to the Borrower);

      (vi) any provision which expressly requires the consent of all the Lenders; or

      (vii) Clause 2.2 (Finance Parties' rights and obligations), Clause 22 (Changes to the Lenders), Clause 26 (Sharing among the Finance Parties) or this Clause 33,

      shall not be made without the prior consent of all the Lenders.

(b) An amendment or waiver which relates to the rights or obligations of the Facility Agent or the Mandated Lead Arranger may not be effected without the consent of the Facility Agent or the Mandated Lead Arranger.

34    COUNTERPARTS

      Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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                                   SECTION 11
                          GOVERNING LAW AND ENFORCEMENT

35    GOVERNING LAW

      This Agreement is governed by English law.

36    ARBITRATION

36.1  Arbitration

      Subject to Clause 36.4 (Facility Agent's option), any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute") shall be referred to and finally resolved by arbitration under the Arbitration Rules (the "Rules") of the London Court of International Arbitration (the "LCIA Court").

36.2  Procedure for arbitration

(a) The arbitral tribunal shall consist of three arbitrators. The claimant(s), irrespective of number, shall nominate jointly one arbitrator; the respondent(s), irrespective of number, shall nominate jointly the second arbitrator; and a third arbitrator, who shall serve as Chairman, shall be appointed by the LCIA Court within 15 days of the appointment of the second arbitrator. For the avoidance of doubt, the Borrower shall be entitled to nominate one arbitrator.

(b) In the event the claimant(s) or the respondent(s) shall fail to nominate an arbitrator within the time limits specified in the Rules, such arbitrator shall be appointed by the LCIA Court within 15 days of such failure. In the event that both the claimant(s) and the respondent(s) fail to nominate an arbitrator within the time limits specified in the Rules, all three arbitrators shall be appointed by the LCIA Court within 15 days of such failure who shall designate one of them as Chairman.

(c) If all the parties to an arbitration so agree, there shall be a sole arbitrator appointed by the LCIA Court within 15 days of such agreement.

(d) The seat of arbitration shall be London, England and the language of the arbitration shall be English.

36.3  Recourse to courts

      Save as provided in Clause 36.4 (Facility Agent's option), the parties exclude the jurisdiction of the courts under Sections 45 and 69 of the Arbitration Act 1996.

36.4  Facility Agent's option

      Before an arbitrator has been appointed by a Finance Party to determine a Dispute, the Facility Agent may (and, if so instructed by the Majority Lenders, shall) by notice in writing to the Borrower require that all Disputes or a specific Dispute be heard by a court of law. If the Facility Agent gives such notice, the Dispute to which such notice refers shall be determined in accordance with Clause 37 (Jurisdiction).

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37    JURISDICTION

37.1  Jurisdiction of English courts

(a)   The courts of England have exclusive jurisdiction to settle all Disputes.

(b) The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) This Clause 37.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

37.2  Service of process

      Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

      (a) irrevocably appoints the Guarantor, located at the date hereof at Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD, as its agent for service of process in relation to any proceedings commenced in accordance with this Agreement; and

      (b) agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.

37.3  Waiver of immunity

      The Borrower irrevocably agrees that, should any party take any proceedings anywhere (whether for an injunction, specific performance, damages or otherwise), no immunity (to the extent that it may at any time exist, whether on the grounds of sovereignty or otherwise) from those proceedings, from attachment (whether in aid of execution, before judgment or otherwise) of its assets or from execution of judgment shall be claimed by it or on behalf of it or with respect to its assets, any such immunity being irrevocably waived. The Borrower irrevocably agrees that it and its assets are, and shall be, subject to such proceedings, attachment or execution in respect of its obligations under the Finance Documents.

38    Language

      This Agreement may be executed in the English and Russian language. In the event of any discrepancies between the English and Russian versions of this Agreement or any dispute regarding the interpretation of any provision in the English or Russian versions of this Agreement, the English version of this Agreement shall prevail and questions of interpretation shall be addressed solely in the English language.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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

                                   SCHEDULE 1
                              The Original Lenders

Name of Original Lender                                       Commitment
                                                              (US$)

Citibank, N.A.                                                800,000,000

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                                   SCHEDULE 2
                              Conditions precedent

1    Finance Documents

     Executed originals of:

     (a)  this Agreement;

     (b)  the Guarantee;

     (c)  the Commitment Letter; and

     (d)  the Fee Letter.

     2    The Obligors

     (a) Notarised copy of the Borrower's duly registered constitutional documents and certificates of registration.

     (b)  Copy of Memorandum and Articles of Association of the Guarantor.

     (c) Copy of the certificate of registration of the Guarantor and certificates of registration of amendments to the constitutional documents of the Guarantor.

     (d) Certified copy of all corporate resolutions necessary to authorise each Obligor to execute and perform the Finance Documents and any documents referred to therein and the transactions contemplated thereunder (including but not limited to any major transaction approvals or interested party transaction approvals, if applicable).

     (e) Evidence of the authority of the relevant signatories of each Obligor (including the Chief Accountant of the Borrower) to execute each Finance Document to which it is a party and any documents referred to therein and the transactions contemplated thereunder.

     (f) A certified copy of the most recent balance sheet of the Borrower by reference to the date of each Finance Document.

     (g)  Original certificate issued by each Obligor:

          (i) certifying the sample signature and office of each person that signed each Finance Document and any related documents on behalf of such Obligor and certifying that such signatories hold the positions in which capacity they executed such documents; and

          (ii) certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of each Finance Document.

3    Legal opinions

(a)  Legal opinion of Linklaters as to matters of English law.

(b)  Legal opinion of Linklaters CIS as to matters of Russian law.

(c)  An in-house legal opinion of the Borrower.

4    The Acquisition

(a)  Copies of all Acquisition Documents.

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

(b) Evidence that the Guarantor has opened a bank account with the Mandated Lead Arranger (or its Affiliate) for the purposes of the Acquisition.

(c) Evidence that the proceeds of the Loan will be transferred by the Borrower to the account of the Guarantor referred to in paragraph 4(b) above for the purposes of the Acquisition (including, but not limited to each irrevocable payment instruction issued by the Borrower to ZAO Citibank in respect of the proceeds of the Loan).

5    Other documents and evidence

(a) Evidence that any process agent referred to in Clause 37.2 (Service of process) has accepted its appointment.

(b)  The Original Financial Statements.

(c)  Statement on Cash and Debt Position.

(d) Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (Fees) and Clause 16 (Costs and expenses) have been paid or will be paid by the Utilisation Date.

(e) A confirmation that "Information on the Agreement" (in the form established by the Instruction No. 101-I of the Central Bank of the Russian Federation dated 10 September 2001) and any other documents required under such Instruction have been delivered to ZAO Citibank.

(f) Such other documents or evidence which the Facility Agent may reasonably require.

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                                   SCHEDULE 3
                               Utilisation Request

From:    OJSC "MMC "Norilsk Nickel"

To:      Citibank International plc

Dated:

Dear Sirs

        OJSC "MMC "Norilsk Nickel" - US$[800,000,000] Facility Agreement
                  dated [                  ] (the "Agreement")

1 We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2    We wish to borrow the Loan on the following terms:

     Proposed Utilisation Date:  [            ]  or, if that is not a  Business
                                 Day, the next Business Day)
     Amount:                     [            ]

3 We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4 The proceeds of the Loan should be credited to [specify account of the Borrower, which must be an account with an authorised bank of the Russian Federation].

5    This Utilisation Request is irrevocable.

Yours faithfully

By:                                            By:
  -------------------------------                 ------------------------------
Name:                                          Name:
Title: Authorised Signatory                    Title: Chief Accountant

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                                   SCHEDULE 4
                             Mandatory Cost formula

1 The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2 On the first day of each Interest Period (or as soon as possible thereafter) the Facility Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Facility Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the Loan) and will be expressed as a percentage rate per annum.

3 The Additional Cost Rate for any Lender lending from a Facility Office in a Participating member State will be the percentage notified by that Lender to the Facility Agent. This percentage will be certified by that Lender in its notice to the Facility Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in the Loan made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4 The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Facility Agent as follows:

               Ex0.01
               ------- per cent. per annum.
                300

     Where:

     E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Facility Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Facility Agent pursuant to paragraph 7 below and expressed in pounds per (pound)1,000,000.

5    For the purposes of this Schedule:

     (a) "Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

     (b) "Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

     (c) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6    The resulting figure shall be rounded to four decimal places.

7 If requested by the Facility Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Facility Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that

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

     Reference Bank for that financial year) and expressed in pounds per (pound)1,000,000 of the Tariff Base of that Reference Bank.

8 Each Lender shall supply any information required by the Facility Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

     (a)  the jurisdiction of its Facility Office; and

     (b) any other information that the Facility Agent may reasonably require for such purpose.

     Each Lender shall promptly notify the Facility Agent of any change to the information provided by it pursuant to this paragraph.

9 The rates of charge of each Reference Bank for the purpose of E above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above.

10 The Facility Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11 The Facility Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12 Any determination by the Facility Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13 The Facility Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

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                                   SCHEDULE 5
                          Form of Transfer Certificate

To:    Citibank International plc as Facility Agent

From:  [           ] (the "Existing Lender") and [          ] (the "New Lender")

Dated:

        OJSC "MMC "Norilsk Nickel" - US$[800,000,000] Facility Agreement
                  dated [                  ] (the "Agreement")

1 We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2    We refer to Clause 22.5 (Procedure for transfer):

     (a) The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the
          Schedule in accordance with Clause 22.5 (Procedure for transfer).

     (b)  The proposed Transfer Date is [ ].

     (c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 29.2 (Addresses) are set out in the Schedule.

3 The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 22.4 (Limitation of responsibility of Existing Lenders).

4 This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5    This Transfer Certificate is governed by English law.

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

                                  THE SCHEDULE
               Commitment/rights and obligations to be transferred
                            [insert relevant details]

           [Facility Office address, fax number and attention details for notices and account details for payments.]


[Existing Lender]                               [New Lender ]

By:                                             By:


This Transfer Certificate is accepted by the Facility Agent and the Transfer
Date is confirmed as [                              ].

Citibank International plc

By:

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

                                   SCHEDULE 6
                         Form of Compliance Certificate

To:      Citibank International plc, as Facility Agent

From:    OJSC "MMC "Norilsk Nickel"

Dated:

Dear Sirs

                [Borrower] - [US$800,000,000] Facility Agreement
                 dated [            ] (the "Facility Agreement")

1    We refer to the Facility Agreement. This is a Compliance Certificate.

2 On the last day of the immediately preceding month, the aggregate amount of Cash and Cash Equivalents was $[0].

3 The amount set forth in paragraph 2 above represents a good faith estimate by us of this amount on a mark-to-market basis.

       By:                                     By:
          -------------------------               ---------------------------
       Name:                                   Name:
       Title:  Authorised Signatory            Title: Chief Accountant

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

The Borrower

OJSC "MMC "Norilsk Nickel"

Address:    Usadba Centre
            22 Voznesensky pereulok
            Moscow 103009
            Russian Federation

Fax No:     7 095 787 0462

Attention:  Stanislav Belyakov


By:/s/ D.S. Morozov                          By:/s/ M.M. Mikhalenko
   ------------------------                     ------------------------
Name:  D.S. Morozov                          Name:   M.M. Mikhalenko
Title: Deputy General Director               Title:  Acting Chief Accountant


The Mandated Lead Arranger

Citibank, N.A.

By:/s/Rizwan Shaikh
   ------------------------
Name:  Rizwan Shaikh
Title: Vice President

The Original Lenders

Citibank, N.A.

By:/s/Rizwan Shaikh
   ------------------------
Name:  Rizwan Shaikh
Title: Vice President

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

The Facility Agent

Citibank International plc

Address: 33 Canada Square
Canada Wharf
London E14 5LB

Fax: 44 208 636 3824/3825

Attention: Ian Hayton, Loans Agency

By:--------------------------
Name:
Title